Exhibit 99.2

BILIBILI 2024 Environmental, Social and Governance Report *Bilibili Beautiful Primary School, Weishan, Dali, Yunnan Province

Bilibili 2024 Environmental, Social and Governance R Table of Contents 01 02 03 04 Creating 06 Enhancing 21 Building 35 Corporate 44 Letter from Management 03 Community Value Industry Value Social Value Governance 2024 Highlights 04 Quality Content & Tech Innovation 07 Creators First 22 Eco-Friendly & Green Principles 36 Responsible Governance 45 Community Engagement & Healthy 12 Human Capital 27 Community Development & Social 39 ESG Governance 50 Ecosystem Responsibility Honors & Awards 05 Partnerships for Industry 32 Cybersecurity & User Privacy 16 Development 53 User Communication & Care 19 About the Report Appendix 54 Appendix I: ESG Indicators 54 Appendix Regulations II: List of Major Applicable Laws & 56 Appendix III: HKEX ESG Guide Content Index 57 Appendix Identification IV: Climate Change Risk & Opportunity 60 Appendix V: Footnotes 61

Bilibili 2024 Environmental, Social and Governance Report

03
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Letter from Management

In June 2024, a visually impaired content creator named @Xia Guo Xia Guo shared a modest yet moving video documenting his daily journey from his dormitory to the campus cafeteria. At one point, he reflected with quiet regret, "It is probably sunset now, but I can't say for sure."

What seemed like an offhand remark transformed the comments section into a window through which he could "see" the world—brought to life by the vivid words of his viewers: "Two-thirds of the sky is painted in rose red, blending into the deep blue of the night"; "The sunset, full of energy and hope, slips just beyond the horizon in a warm orange glow"; "The sunlight is gentle, casting soft golden hues along the path you walk."

The video went on to accumulate nearly 30 million views and over 12,000 comments—a testament to the countless heartfelt and resonant stories that unfold on Bilibili every day. Perhaps this is what sets Bilibili apart: a space where everyone is seen and equally valued, where kindred spirits are never far away, and where every effort, no matter the outcome, is met with recognition and celebrated.

It is this deep sense of belonging that draws people to Bilibili and keeps them here, forming a tight-knit community. Some travel across Japan, the U.S., the Philippines or the Middle East, sharing their journeys through their own lenses. Some offer fashion tips for girls with various body types, driving sales beyond physical stores. Some revive traditional crafts, earning national recognition. Some dive into niche passions—like building a homemade radio to reach the International Space Station—while others dedicate themselves to acts of kindness, like helping a friend with albinism achieve their perfect cosplay.

Bilibili is more than just a platform—it is a warm and welcoming community shaped hand in hand with our users. Sustaining this community space relies on the collective efforts of both our team and our users, who bring it to life. As Bilibili continues to grow, we have evolved from a mere internet company into a cultural force. Our mission extends beyond commercial success to creating lasting social value.

We champion the creation of high-quality content with the hope that users on Bilibili not only find joy but discover opportunities to learn and grow. In 2024, 220 million users acquired professional knowledge on our platform. Each day, an average of more than 15 million users watched tech and knowledge-related videos, and hobby-related videos amassed over 54.5 billion views in 2024. This vibrant learning environment has also drawn in esteemed scholars, including Teacher Song Hao, Teacher HuangFuRen and Professor Wang Defeng, to join and contribute to our community.

In the age of AI, Bilibili has become the go-to destination for the younger generation to explore, study and apply AI in creative ways. Some content creators have used AI to predict college entrance exam questions, with an impressive 4 out of 6 hitting the mark. Others have broken down the Chinese music industry using AI to uncover what makes certain songs popular hits. We have seen content creators teach viewers how to use AI to create games that climbed to the top of Apple's App Store charts. One content creator even developed an AI handwriting robot capable of mimicking high school homework with over 80% accuracy.

We believe in a positive cycle where quality content fuels commercial success. At the heart of that is empowering content creators to earn income by leveraging their talent and expertise. In 2024, we provided a wide variety of monetization opportunities, enabling nearly 3.1 million content creators to earn income on our platform. Their total income from our various advertising and value-added service products grew by 21% year over year. At the same time, users continued to show strong support for meaningful content, with more than 8 million users paying for their beloved content creators through our Fan Charging Program over the course of the year.

The welcoming and supportive spirit of our community is a key reason users choose Bilibili. In 2024, we remained true to our guiding principle of "encouraging consensus rather than creating conflict" in community management. By implementing clearer community guidelines and more targeted governance measures, we collaborated with users to nurture an engaging, interactive and harmonious environment. At the same time, we reinforced our commitment to cybersecurity and privacy protection, ensuring users can enjoy their favorite content in a safe online space. We also stepped up our efforts to protect minors by regulating harmful content, addressing unsafe behaviors and managing content that conflicts with social ethics.

Additionally, we express our commitment to charitable work in many forms, with the goal of inspiring more young users to get involved. By the end of February 2025, Bilibili Charity Platform had cumulatively had launched 101 projects and raised over RMB27 million in donations. More than 1,000 content creators had taken part, contributing to causes such as rural primary school education, cultural heritage restoration and marine conservation.

Supporting rural education has long been a cornerstone of our charitable efforts. We are committed to giving children equal access to educational opportunities and helping them pursue brighter futures. In 2024, we established our seventh rural school, located in Yunnan—Bilibili Mountain Song Primary School—where we introduced music teachers and hosted folk song competitions to foster a joyful, culturally rich learning environment. As of the end of 2024, our seven rural schools had enrolled a total of 7,195 students. Additionally, our growing "Bilibili Happy Scholarship" program had awarded RMB1.29 milion, funding 28 campus interest clubs and 30 teacher-led innovation projects by the end of 2024. These initiatives not only help schools expand extracurricular opportunities but also bring the warmth and values of our community to children in rural areas.

We believe that users always crave high-quality content, and talented creators will continue to emerge—they simply need the right stage to shine. Our mission is to be that platform, where creators and audiences connect. We aim to foster an environment where exceptional content is discovered, celebrated and reaches a wider audience, giving creators the recognition they deserve. Alongside these goals, we will continue to uphold stringent ESG standards, strengthen our corporate governance and fulfill our corporate social responsibility with an unwavering commitment to sustainability and long-term societal progress.

Rui Chen
Chairman and CEO

Bilibili 2024 Environmental, Social and Governance Report raised over RMB27 million in donations. More than 1,000 content creators had taken part, contributing to causes such as rural primary school education, cultural heritage restoration and marine conservation. Supporting rural education has long been a cornerstone of our charitable efforts. We are committed to giving children equal access to educational opportunities and helping them pursue brighter futures. In 2024, we established our seventh rural school, located in Yunnan—Bilibili Mountain Song Primary School—where we introduced music teachers and hosted folk song competitions to foster a joyful, culturally rich learning environment. As of the end of 2024, our seven rural schools had enrolled a total of 7,195 students. Additionally, our growing “Bilibili Happy Scholarship” program had awarded RMB1.29 milion, funding 28 campus interest clubs and 30 teacher-led innovation projects by the end of 2024. These initiatives not only help schools expand extracurricular opportunities but also bring the warmth and values of our community to children in rural areas. We believe that users always crave high-quality content, and talented creators will continue to emerge—they simply need the right stage to shine. Our mission is to be that platform, where creators and audiences connect. We aim to foster an environment where exceptional content is discovered, celebrated and reaches a wider audience, giving creators the recognition they deserve. Alongside these goals, we will continue to uphold stringent ESG standards, strengthen our corporate governance and fulfill our corporate social responsibility with an unwavering commitment to sustainability and long-term societal progress. Chairman Rui Chen and CEO Bilibili 2024 Environmental, Social and Governance Report 04 2024 Highlights Creating Community Value Enhancing Industry Value Building Social Value Users & Community Creators First Green Philosophy ~70% of Gen Z+ population in China1 are active Bilibili users 4 mn monthly active content creators 25.3 bn videos views related to green, low carbon and waste sorting, up 100% YoY5 104 mn2 DAUs3, with an average of 102 minutes spent per day4 ~3.1 mn content creators earned income on Bilibili 258 mn5 official members6, up 12% YoY 21% YoY increase in content creators’ income from advertising Optimized PUE in leased data centers, saving 7.45 mn+ kWh of and value-added service products electricity Content & Technology Human Capital Social Responsibility 5.1 bn+2 average daily video views, up 19% YoY 100% of full-time employees covered by our employee benefit 1.07 mn+ users donated on the Bilibili Charity Platform9 system Provided support to build 7 Bilibili primary schools, benefiting 40 mn+ users watched consumption-related content per day 5 Actively explore AI applications, optimized user experience, Average of 35 hours of training per employee to support 7,195 rural students empowered content creators and drove platform development employee development Granted RMB1.29 mn via the Bilibili Happy Scholarship to Supported 2,200+ employees in organizing interest-based club support rural students’ holistic development5 activities Safety & Care Industry Development Fulfilling Content 90%+ of our businesses have received ISO Information Security Cumulatively aired 5,000+ documentaries and produced 170+ 54.5 bn hobby-related video views5 Management System Certifications7 documentaries5 220 mn users studied on Bilibili Awarded a two-star8 rating for data-security-related social Cumulatively aired 640+ Chinese 5 anime titles and distributed 98 15 mn+ users watched science and technology videos on responsibility by CCIA Chinese anime titles overseas Bilibili everyday Provided 43k+2 emotional support sessions for users through Engaged in 60+ industry technology sharing sessions and the Charging Station Program5 collaborated to build an open-source ecosystem

Bilibili 2024 Environmental, Social and Governance Report

05
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Honors & Awards

Products & Services

Award	Awarding Body
Brand Integrated Communication Innovation Case Award	People's Daily
2024 Top 10 Innovative Development Cases of Chinese Internet Enterprises	World Internet Conference Internet Entrepreneurs Forum
2024 Golden Dragon Award *Meow Eleven*, an original Chinese anime	National Radio and Television Administration
Nominated for Outstanding Work Award *Letters Across the Strait*	17th "Five Ones Project" for Spiritual Civilization Construction
Best Documentary Award *The Sinking of Lisbon Maru*	37th China Golden Rooster Film Festival

Social

Award	Awarding Body
2024 Top 10 Philanthropic Enterprises of the Year	Phoenix New Media
2024 Philanthropic Star Power Award: BLG Club	*China Philanthropist*
2024 Philanthropy Gala Outstanding Communication Case Award	*China Philanthropist*
2024 "Employer of Choice" Award	Maimai
2024 Most Popular Employer Among University Students	NowCoder

Governance

Award	Awarding Body
2024 Best ESG Award (Asia)	*Institutional Investor*
ESG50 Distinguished Social Pioneer Award	KPMG China
2024 Best CEO Award (Asia): Rui Chen	*Institutional Investor*
2024 China's Top 100 Outstanding Businesswomen: Ni Li	*Forbes*
2024 Best Investor Relations (Asia)	*Institutional Investor*

bilibili

06 01 Creating Community Value 01 Quality Content & Tech Innovation In 2024, our average daily video views surpassed 5.1 billion, marking a 19% year-over-year increase. Consumption-related content was thriving, attracting over 40 million daily viewers. Community Engagement & Healthy Ecosystem In 2024, our community remained highly engaged, with average monthly interactions increasing by 12% to nearly 17 billion. We further strengthened our advertising content management, ensuring 100% of our advertisers and agencies received compliance-related training during the reporting period. Cybersecurity & User Privacy As of the end of 2024, over 90% of our business operations had obtained ISO certifications.7 Bilibili 2024 Environmental, Social and Governance Report User Communication & Care In 2024, user complaints dropped by 59%, and our Charging Station provided over 43,000 emotional support sessions to users. Bilibili fosters a dynamic content ecosystem while enhancing user experiences and services through technological innovation. At the same time, to ensure high-quality content and a thriving community, we have built a comprehensive cybersecurity and privacy protection framework and continue to improve user communication efficiency.

Bilibili 2024 Environmental, Social and Governance Report

07
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
01 Creating Community Value
Quality Content & Tech Innovation
Community Engagement & Healthy Ecosystem
Cybersecurity & User Privacy
User Communication & Care
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Quality Content & Tech Innovation

Bilibili provides a stage for content creators to freely showcase their talent, bringing together a community of quality-focused users united by shared interests. Along with content creators and users, we have built a thriving content ecosystem and an inclusive, harmonious community. By leveraging technology, we enhance our platform's operational efficiency, continuously optimize user experience and create eduring community value.

Diverse & Resonant Content Ecosystem

Bilibili is committed to delivering high-quality content to its users. Since its founding 15 years ago, Bilibili's content ecosystem has grown hand in hand with its users and community. Initially centered around ACG[10] content, the platform has gradually evolved into a diverse interest-driven community, attracting an increasing number of content creators and expanding into a wide range of content categories. By continuously enriching its content, Bilibili meets users' evolving needs, creating a positive cycle of engagement. Through constant new joining of users and content creators, and with deep engagement from existing users, Bilibili is not only a hub for young people to explore their interests but also becoming an integral part of their daily lives and consumption habits. Today, nearly 70% of China's generation Z+ population[1] is active on the platform.

In 2024, Bilibili recorded over 5.1 billion daily views. Video views in top categories such as games, tech and knowledge increased by over 20% year over year. As consumption-related content flourishes, daily viewers have exceeded 40 million. Specifically, automotive-related video views surged by nearly 40%, while fitness-related video views increased by over 30%, both on a year-over-year basis. Female users also displayed strong demand for content consumption, with fashion-related video views growing by 30% and baby & maternity-related video views rising by over 70%.

Based on a deep understanding of user preferences, we continue to use positive user feedback as a key metric to refine our content recommendation algorithm, while ensuring users' rights to be informed and to choose. This enables high-quality content to reach users more effectively, motivating content creators to produce more valuable content.

In 2024

~30%

YoY growth in content creators with 100K+ followers

As of the end of 2024

2 mn+

Content creators who have been generating content for 5+ consecutive years

Multi-Scenario Content Meets Users' Expanding Content Demand


Average users' age
21
2018
25
2024
Fitness
Home decor
Food
Fashion
Know-ledge
Music
Tech
Animals
Baby & maternity
Enter-tainment
Handi-crafts
Auto-mobile
Anime
Games
Farming
Auto remix
ACG[10]
Painting
Sports
Travel
Pan-Entertainment
Pan-Knowledge
Daily life
Infor-mation
Lifestyle + Consumption

bilibili

Bilibili 2024 Environmental, Social and Governance Report

08
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
01 Creating Community Value
Quality Content & Tech Innovation
Community Engagement & Healthy Ecosystem
Cybersecurity & User Privacy
User Communication & Care
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Fulfilling Content

We offer users "All the videos you like" on Bilibli, from authoritative academic knowledge and cutting-edge technological insights to a wealth of practical life experiences and skill-sharing.

Professional Knowledge Sharing

On Bilibili, experts, scholars and seasoned professionals from various fields present complex, specialized knowledge in engaging and intuitive ways, blending valuable, interesting and professional content. This approach meets the expectations of viewers from diverse knowledge backgrounds. As video-based learning becomes more mainstream, the role of knowledge sharing is expanding beyond traditional teaching and learning. We encourage a more open and inclusive approach to learning, fostering a culture where knowledge can be explored anytime, anywhere.



@ Xue Guo Shi You De Yu Wen Lao Shi

Followers: 8.62 mn[9]

A content creator focusing on high school Chinese

With rich teaching experience, he breaks down Chinese courses in an engaging way, guiding students through essay analysis, classical Chinese translation and more.

@ HuangFuRen

Followers: 10.09 mn

A content creator focusing on high school physics

He focuses on explaining high school physics concepts by analyzing past exam questions, offering problem-solving techniques and strategic insights to help students tackle academic challenges effectively.

Cutting-Edge Tech Insights

Bilibili brings together national-level academicians, Nobel laureates and frontline technology professionals to present hardcore science and technology in visual, tangible and engaging formats. Through animations, lectures and experimental demonstrations, we share the latest scientific breakthroughs with the younger generation.

@ Turing's Cat

Followers: 1.08 mn

AI technology specialist

The channel delivers in-depth reviews of AI systems and LLMs (large language models), combining professional expertise with hands-on development experience. As both a technology content creator and AI entrepreneur, they've become a trusted source for understanding cutting-edge artificial intelligence.



@ Michael Levitt

Followers: 450k

2013 Nobel laureate in chemistry

He shares insights on chemistry and physics research, discussing the latest scientific advancements through live broadcasting. He engages in in-depth discussions with audiences in real time, offering an immersive gateway into the world of science.

Bilibili 2024 Environmental, Social and Governance Report

09

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
01 Creating Community Value
Quality Content & Tech Innovation
Community Engagement & Healthy Ecosystem
Cybersecurity & User Privacy
User Communication & Care
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Life Tips & Practical Skills Sharing

On Bilibili, a wide range of content creators from various industries share life experiences and practical skills. From post-graduation house hunting and job searching to career development, mental wellness, home decoration and parenting, these videos provide young adults with valuable life guidance, helping them navigate key transitions and challenges as they enter new life stages.

Career Development

Content creators from various fields share their real-life experiences and insights on career development, offering guidance and advice to users on Bilibili. While supporting individuals in achieving more sustainable personal growth, they also encourage a healthier and more relaxed career mindset.



@ Jiang Dora Zai Ci

Followers: 1.41 mn

Through personal insights and face-to-face talks with guests from various industries, Dora provides actionable career strategies, helping young professionals better understand workplace dynamics and achieve career growth. Several of her top-performing videos have surpassed 1 million views.

Family & Parenting

Many of our young content creators and users are gradually stepping into the next chapter of their lives, becoming new parents. These content creators provide users with a variety of practical parenting content to help them better engage in family life and embrace the challenges and joys that come with their new roles.



@ Ke Ma Ke Ma

Followers: 1.14 mn

Balancing her Ph.D. studies at Tsinghua University and raising newborns, KeMa shares her real-life parenting experience and offers practical advice to other first-time parents, providing emotional support and creating a strong sense of connection with her followers.

Mental Wellness

Our content creators, with their professional knowledge and practical experience, offer engaging and valuable videos and courses on mental health and wellness, helping users navigate new life stages with a positive mindset.



@ Ling Lin Yi Ling

Followers: 50k

As a lecturer at Stanford Graduate School of Business, with a Ph.D. in psychology, professor Lin shares his insights on personal growth and relationships on Bilibili. Drawing from years of teaching and consulting experience, he helps users find emotional support and enhance their sense of well-being. His paid course *Deep Connections: Rediscovering Life's Happiness* has received widespread acclaim.

Home Decoration & Appliance

As users enter new stages of life and face new challenges like home decoration and home appliance selection, our content creators share their renovation experiences, tips to avoid pitfalls and recommendations for practical products. They also provide diverse inspiration and practical skills for home decoration.



@ Wilson Xue Zhang

Followers: 320k

As an expert in home appliances, he provides in-depth product analyses, reviewing features, advantages and potential drawbacks. His content serves as a practical guide for first-time home renovators, offering insightful recommendations tailored to different user needs.

Bilibili 2024 Environmental, Social and Governance Report

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Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
01 Creating Community Value
Quality Content & Tech Innovation
Community Engagement & Healthy Ecosystem
Cybersecurity & User Privacy
User Communication & Care
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Enhancing User Experience & Content Creation with AI

Bilibili consistently upgrades user experiences through technological innovation. In 2024, our self-developed Index LLM[11] achieved breakthroughs in computing power optimization, response speed and comprehension capabilities. It has been deeply integrated into key areas across our business such as customer service, content auditing, creation tools and advertising. Meanwhile, we also keep tracking the latest developments in open-source AI models and leverage relevant technologies to iterate our proprietary vertical models, continuously enhancing our AI capabilities.

In developing and applying AI technology, we strictly adhere to relevant laws and regulations, such as the *Interim Measures for the Management of Generative AI Services*. We uphold obligations to protect intellectual property rights, safeguard cybersecurity and personal privacy, and prevent algorithmic bias and discrimination. Additionally, we strengthen ethical governance in technology to ensure the healthy, orderly and sustainable development of AI.

Boosting Platform Efficiency with AI

AI-Powered Customer Service & Content Audits

AI technology has significantly improved the efficiency of Bilibili's customer service team. In 2024, customer service satisfaction increased by 64% after transitioning from traditional methods to our LLM system. Our AI-powered customer service system is capable of providing 24/7 instant responses, quickly addressing high-frequency user queries, improving efficiency, lowering costs and optimizing resource utilization to deliver a better user experience. At the same time, we have upgraded our AI content audit system at the data, model, and application levels, fully applying it across scenarios such as bullet chats, comments and videos. This ensures high-quality content goes live faster while reducing the workload on human capacity.

AI Subtitles

The Index LLM supports real-time translation in nearly 10 languages, covering Bilibili's videos, live broadcasting and overseas distribution of quality content. This provides a seamless experience for international users while fostering global cultural exchange. Our AI subtitle translation feature enables real-time translations in live broadcasting, enhancing interactions without language barriers. With the LLM optimization, translation accuracy has surpassed 85%, leading to a significant increase in daily usage.

Optimizing User Experience with AI

AI-Powered Algorithm Distribution

By analyzing user behavior, AI algorithms can more accurately recommend content that aligns with users' interests. The enhanced personalization system has increased user satisfaction and engagement.

AI Search Assistant

In 2024, we upgraded our proprietary LLM, improving its ability to learn Bilibili's unique attributes. This search assistant now offers more precise interpretations of video content and efficiently responds to user inquiries. Users now not only receive clear and concise summaries but also relevant video recommendations, unlocking new ways to explore our vast library of mid-to-long-tail high-quality content more efficiently.



AI Video Assistant

Our AI Video Assistant helps users quickly grasp key information from videos through automatic content summaries, highlight moments, heads-up for surprises and quick outlines. In 2024, the AI Video Assistant underwent a major upgrade, offering more comprehensive and logically structured summaries for longer videos. We also introduced a new Subtitle TAB feature, allowing subtitles to scroll in sync with video playback. With a single click, users can locate summarized content and subtitles and jump directly to the corresponding moments in the video, making our high-quality content even more efficient and accessible.


Gamers in the World (2022)
33%

Bilibili 2024 Environmental, Social and Governance Report
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Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
01 Creating Community Value
Quality Content & Tech Innovation
Community Engagement & Healthy Ecosystem
Cybersecurity & User Privacy
User Communication & Care
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Empowering Business Growth with AI

AIGC Creative Ad Center

Our AIGC Creative Ad Center leverages generative AI to help advertisers automatically generate ad titles, thumbnails and other ad materials that align with Bilibili users' language preferences. The platform intelligently restructures, crops and combines ad materials, enabling more diverse creative output while reducing costs.


bilibili 星辰AI
01
02
03
04

Automated Ad Delivery System

In 2024, Bilibili launched an automated ad delivery system on its "BiHuo" platform. By analyzing user interests and past behaviors, the system intelligently matches ads to the right audience, boosting exposure and click-through rates while lowering costs for advertisers. With real-time performance tracking and automatic adjustments, it also makes ad placement and delivery smarter and more efficient.

AIGC Content Creation Tools

AI Voice Generation

By integrating our self-developed speech recognition technology with the LLM's conversational capabilities, we have applied AI voice generation technology across various scenarios, including videos, live broadcasting and documentaries. In the 2024 Bilibili's Spring Festival Eve Gala, AI-generated voices were used for the animated promo of the event and the theme song of our virtual idols 2233. The AI-generated birthday song, created using 2233's official voice bank, garnered over a million plays.

AI Motion Comic

Our self-developed AI motion comic technology has opened a new world for comic enthusiasts and content creators. Using text and visual guidance, as well as dynamic control, it enables precise generation and manipulation of facial expressions, body movements and camera effects, letting users create complete animated comic scenes. This innovation brings comics to life.

Applications of AI Motion Comics

As we continue to explore AI motion comic technology, we have made significant strides in animation control, visual effects and duration optimization. With this technology, we introduced our motion comic *E Mo Shang Shang Qian*. Multiple relevant vihad achieved over 1 million video views.


太子
不知道夫人是不是在想我了呢

AI-powered Motion Comic *E Mo Shang Shang Qian*

AI Digital Human

We have seamlessly integrated large-scale speech models with CV-based lip-sync technology to develop AI digital human technology. This innovation enables the creation of lifelike digital avatars of content creators by capturing their real voices and appearances. This function significantly boosts efficiency for creators in history, technology, and finance, making it easier for them to bring their ideas to life and share them with users.

@ Genji Shi Zhen Xiang Jiao Hui Ni

Followers: 2.88 mn

As a tech content creator, Genji customizes his digital human with our AI tools and then compares it with his real-life video. By exploring digital humans and explaining classifications and applications of the tool, he showcases how it improves his production efficiency and received widespread praise from users.


bilibili

Easily Create Realistic and Natural AI Digital Humans

Easily Create Realistic and Natural AI Digital Humans 12 Community Engagement Table of Contents & Healthy Ecosystem Letter from Management Community always comes first at Bilibili—it is the heart of what we do. We have actively built a space where users and content creators feel safe, supported 2024 Highlights and free to express themselves. While strengthening content security, we continuously enhance our minor-protection mechanisms and maintain a strict Honors & Awards management and training system to ensure a safe and compliant business ecosystem. 01 Creating Community Value Quality Content & Tech Innovation Community Engagement & Healthy Ecosystem Cybersecurity & User Privacy User Communication & Care Enhancing Industry Value Building Social Value Corporate Governance About the Report Appendix Bilibili 2024 Environmental, Social and Governance Report Harmonious Community Championing our community management principle of “Embrace Consensus, In 2024 Not Disputes” is how we foster an environment where users feel connected, respected and free to engage with each other and content creators. We maintain our community environment by reinforcing community norms and introducing governance initiatives that encourage a positive vibe across the platform12. 17bn 12% Monthly interactions YoY growth Strengthening Community Norms Our well-structured Community Convention is the foundation for maintaining platform order and guiding user behavior. Through clear community guidelines, we foster a shared commitment to “earnestly create,” “friendly communications” and “bravely innovate.” In 2024, we took governance a step further by refining platform norms and streamlining the Community Convention, user agreements and penalty rules related to user authentication. These updates not only improved user experience but also made our policies more precise and easier to understand. To strengthen users’ awareness, we rolled out a series of videos that break down our community rules in a clear, approachable way, making it easier for users to stay informed and aligned. For content creators, we provided detailed guides to help avoid common pitfalls in content creation. These guides cover rules specific to different categories, ensuring creators can navigate potential risks and contribute to building a healthier, more positive community atmosphere. Did you know...these types of content are violations! Bilibili 2024 Environmental, Social and Governance Report

Bilibili 2024 Environmental, Social and Governance Report

13

Table of Contents

Letter from Management

2024 Highlights

Honors & Awards

01 Creating Community Value

Quality Content & Tech Innovation

Community Engagement & Healthy Ecosystem

Cybersecurity & User Privacy

User Communication & Care

Enhancing Industry Value

Building Social Value

Corporate Governance

About the Report

Appendix

Dedicated Community Governance Initiatives

In response to common issues like cyberbullying, intentional provocation and fraud, Bilibili not only strictly adheres to relevant laws and regulations but also proactively launches dedicated community governance initiatives to foster a safe and well-regulated platform.

Anti-Cyberbullying

With the *Cyber Violence Information Governance Provisions* in effect, Bilibili further intensified efforts against platform cyberbullying, introducing keyword filtering tools for bullet chats and optimizing private message functions to promptly identify and block harmful content and minimize the spread of negative information.

Anti-Provocation

As the variety of game products increases, discussions around game content in the community have seen a rise in negative content attacking gamers, game developers, and operators. Bilibili issued the Governance Notice on Provocative Behavior in the Game Section that addresses four key categories and our policies around them.

Anti-Fraud

In 2024, Bilibili launched an anti-fraud initiative, blocking 17.4 million instances of fraud-related content. Additionally, over 250 fraudulent live broadcasting accounts were banned, helping maintain a safe online environment for users.



Positive Atmosphere Guidance

Bilibili's official membership exam system helps users understand and follow community rules and etiquette, making our community a place where people want to be.

By the end of 2024

258mn	12%
Number of official members[6]	YoY growth

Using a mix of machine and manual screening, we label high-quality comments with a "Bravo" tag and regularly publish rankings of top "Bravo" comments to foster a positive community atmosphere.


还记得B站妙评吗
-因为他们会乘着风雨去往下一个春天-

"Remember these #Bravo# comments?" - Comments that made history bilibili

Bilibili 2024 Environmental, Social and Governance Report

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Table of Contents

Letter from Management

2024 Highlights

Honors & Awards

01
Creating Community Value

Quality Content & Tech Innovation

Community Engagement & Healthy Ecosystem

Cybersecurity & User Privacy

User Communication & Care

Enhancing Industry Value

Building Social Value

Corporate Governance

About the Report

Appendix

bilibili

Content Safety Assurance

By improving our content safety assurance, as well as the efficiency and capabilities of our content audit and team, we create a safer, healthier online environment for users.

Efficiency Improvement

In 2024, we made content safer by making our content audit process faster and smarter while giving our teams the tools they need to stay ahead. We upgraded our data models with AI-driven multi-dimensional iterations, significantly boosting the accuracy and efficiency of our content audit system. We leveraged vertical model optimizations for specific types of content like non-English foreign languages or highly sensitive topics to improve accuracy, increasing the violation detection coverage rate by 30% in 2024.

Content Audit Team

In 2024, Bilibili strengthened our content audit team with in-depth training. Every content auditor participated in theory-based exams, simulations and red-blue team exercises to sharpen their skills. We ran over 3,000 training sessions during the reporting period, covering 100% of the content audit team.

Illegal & Unethical Content Management

We conducted a special safety governance initiative to tackle illegal and unethical behavior online. We leveraged optimized algorithms and data training to enhance our content audit screen model and successfully rooted out more than 3.5 million hostile accounts, ensuring content safety. We also established a dedicated content audit channel for these accounts, integrating smart prompts and decision making assistance tools with better efficiency and accuracy, tackling the problem right at the source. As unethical tactics evolve, so do we—we are using real-time monitoring and user feedback to adjust our models and keep our content governance system one step ahead.

Minors Protection

Bilibili strictly follows the *Law of the People's Republic of China on the Protection of Minors* and related regulations. We are continuously strengthening how we approach our minors' protection system[13] to create a safe and healthy online environment for them. Since launching our Youth Mode in 2019, we have built a robust protection system across videos, live broadcasting and games, from strict content auditing and anti-addiction features in our operated games and our Bilibili App[14] and positive community guidance. In 2024, we upgraded our Youth Mode model, strengthening our content classification system with proactive intervention tools to make sure our platform provides a positive and age-appropriate online environment for our younger users.

In 2024, we focused on content potentially harmful to minors' physical and mental health. We employed a mix of content auditing and processing, tech upgrades, search prompts, friendly reminders and anti-cheating features for comprehensive governance. Additionally, we regularly publish announcements on topics like minor protection during summer breaks, combating cyberbullying and addressing online misinformation. These efforts raise awareness, educate users and encourage community oversight.

15
Bilibili 2024 Environmental, Social and Governance Report

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
01 Creating Community Value
Quality Content & Tech Innovation
Community Engagement & Healthy Ecosystem
Cybersecurity & User Privacy
User Communication & Care
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Healthy Commercial Ecosystem

We adhere to all laws, social norms and ethical standards across our business ecosystem. This means we do not tolerate any exaggeration of product or service effectiveness and firmly oppose disparaging or defaming competitors. By ensuring transparency and accuracy, we contribute to a fair and sustainable business environment for both our business and the broader industry.

Advertiser & Advertising Content Management

In 2024, we further refined our online advertising review standards and approval processes[15] to ensure all ads promptly meet the necessary requirements. Additionally, we introduced a targeted review mechanism, allowing us to adjust standards based on evaluation results to maintain high compliance standards. And, we have established specific review processes for key industries such as healthcare and finance to ensure compliance in high-risk areas.

Our advertising inspection and review process is solid. Once ad materials pass the initial check, our team will go through a second round in our inspection workbench, adding an extra layer of review to make sure all ad content is safe and compliant.


Require advertisers to submit related qualifications
Review and verify their qualifications
Approve to open ad accounts
Advertisers submit ad materials
Review ad materials
Release compliant ad materials

Ad Access Workflow at Bilibili



Product Selection for Video & Live Commerce

With the development of our video and live commerce, we have strengthened product approval standards, refined the selection process and enhanced quality control to ensure product safety and reliability.

Compliance Trainings for Advertisers

In 2024, we ramped up ad content management and business security training for advertisers. In 2024, we provided targeted training to 100% of our advertising clients and agencies. These sessions covered relevant laws and regulations like the *Advertising Law of the People's Republic of China*, the *Measures for the Administration of Internet Advertising*, the *Interim Measures for the Administration of Censorship of Advertisements on Drugs, Medical Devices, Dietary Supplements and Formula Foods for Special Medical Purposes* and the *Regulations on the Audit of Advertisements for Mass Media*, making our foundation for compliance awareness and practical knowledge across our partner network even stronger.

In 2024

100%

Training coverage for advertisers and agencies

16
Bilibili 2024 Environmental, Social and Governance Report

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
01 Creating Community Value
Quality Content & Tech Innovation
Community Engagement & Healthy Ecosystem
Cybersecurity & User Privacy
User Communication & Care
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Cybersecurity & User Privacy

Bilibili is committed to providing users with a secure, reliable online environment, refining security management mechanisms and technical measures to ensure data safety and privacy protection. In 2024, no data breaches or other information security events occurred, nor did any privacy-related customer complaints arise.

Security Management System

We maintain a three-tier information security management structure[16], with our Board overseeing strategy and policy approval to ensure our information security measures are effective, reasonable and comprehensive. Our information security policies apply to all business lines and affiliates, covering 100% of our business operations. We strictly follow relevant laws and regulations and have issued various policy documents, including our *Partner Data Security Management Policy*, *Online Audio-Video Service Data Security Requirements*, *Information Security Red Lines* and *Cybersecurity Protocols* to fully ensure compliance.

In 2024

100%

of our businesses are covered by information security policies

Information Security Certification

Bilibili continues pursuing security certifications. In 2024, over 90% of our operations were certified under ISO 27001 Information Security Management System, ISO/IEC 27701:2019 Privacy Information Management System, and ISO/IEC 29151 Personal Identity Protection Management System[7].

In 2024

90%+

of our businesses have received ISO information security certifications[7]

Information Security Audit

In 2024, Bilibili strengthened data security by engaging independent third-party auditors for in-depth security audits and risk assessments. We conducted four internal cybersecurity audits and successfully carried out ten compliance inspections by regulatory authorities, strictly following regulatory guidance to complete the annual data security risk assessment and ensuring that our data security management measures, including the full lifecycle and organizational structure, comply with high standards.

In 2024

4

Internal cybersecurity audits

10

Compliance inspections

Security Management Initiatives

We are constantly advancing research and development of our security technology, optimizing management processes and enhancing staff awareness, which significantly improves our ability to handle, address and prevent information security risks.

Vulnerability Remediation & Emergency Response Mechanism

In 2024, we enhanced our emergency response system for overseas data breaches, developing standard operating procedures (SOPs) and proprietary tools to improve data security monitoring and response times. For breaches involving user data or platform accounts, we immediately activate our response protocols and manually verify the authenticity of the data. If a breach is confirmed, we swiftly implement protections like two-factor authentication, password updates and access permission adjustments. We then track the source of the breach, assess its impact and work with relevant teams to institute comprehensive fixes and compensation.

Bilibili 2024 Environmental, Social and Governance Report

17
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
01 Creating Community Value
Quality Content & Tech Innovation
Community Engagement & Healthy Ecosystem
Cybersecurity & User Privacy
User Communication & Care
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Information Security Training

To make sure every employee understands the importance of cybersecurity, we train all employees—including interns and outsourced staff—on seven core areas: phishing attacks, data protection duties, data usage compliance, data security levels, data sharing protocols, legal requirements and liabilities. We leverage diverse methods like email phishing simulations, awareness training and quizzes to holistically strengthen cybersecurity education.

Phishing Simulation

In July 2024, we conducted a Company-wide phishing email drill covering all full-time employees, interns, contractors and suppliers, with over 7,000 participants.

Requirements for External Partners

We consistently refine our *Partner Data Security Management Policy* to ensure that all of our partners, including suppliers, follow our strict data handling protocols. Every partner must sign a data security agreement or commitment letter. Before sharing any data with third-party partners, we require them to complete the *Third-Party Data Security Due Diligence Questionnaire*, which is carefully reviewed by our information security team. We also periodically audit partners' data protection systems to ensure ongoing compliance.

2024

100%

External partners signed data security-related agreements or commitment letters

Privacy Protection

At Bilibili, we take data privacy seriously. We have built a privacy protection system based on eight core principles that address compliance, user rights and techinical security to uphold privacy standards and create a worry-free user environment. We also pay special attention to protect content creators' privacy, providing a dual protection mechanism[17] for content creators' personal information and a dedicated complaint channel for a comprehensive, closed-loop privacy protection environment.

Legality, Fairness and Transparency	Ensure that personal information is collected and used in a lawful, compliant, fair and transparent manner.
Principles of Accountability	Ensure that rules and protocols are in place to define accountability of data and information security incidents.
User Awareness, Consent & Control	Ensure that users are fully informed and have given voluntary and unequivocal consent, and ensure that user demand and rights are addressedin a timely manner. Fully respect users' right to information and decision-making, and clearly inform users when making algorithm-driven and personalizedcontent recommendations. Protect users' rights to access, correct and delete personal information.
User Experience Optimization	Provide convenient access for users to grant or revoke permission and delete accounts. Implement rigorous information protection measures for minors. Fully protect users' rights and interests.
Minimal Data Collection	Ensure that only the minimum amount of data required for processing is collected and honor the scope of data collection defined by the *Bilibili Privacy Policy*. Collect and use data only within the range of products and services consented to by the user.
Data Accuracy	Ensure that users' electronic and hard-copy personal files are encrypted and protected to prevent information tampering.
Rigorous Data Storage Restrictions	Ensure that personal information is stored and retained for the shortest period necessary for the purpose of providing products and services to users (e.g, the *E-Commerce Law of the People's Republic of China* stipulates that information on goods and services as well as related transactions shall be kept for no more than three years from the date of completion of the transaction), and deleted or anonymized such information upon expiration of the storage period.
Data Integrity & Confidentiality	Adopt industry-recognized security protection measures and technical tools to protect users' personal information. Ensure data security to the greatest extent possible.

Eight Principles of Privacy Protection

Bilibili 2024 Environmental, Social and Governance Report

18
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
01 Creating Community Value
Quality Content & Tech Innovation
Community Engagement & Healthy Ecosystem
Cybersecurity & User Privacy
User Communication & Care
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Security Technology Adoption

Bilibili has developed a series of advanced security systems, including monitoring, assessment and empowerment platforms, to ensure that all types of security incidents are quickly and effectively identified and addressed. In 2024, we further upgraded these tools, making them more efficient and intelligent, aimed at creating a safer and more reliable digital environment for our users.

SDLC[18] Platform

In 2024, the SDLC platform added an automated security requirement review feature. Using a security-focused large language model, developers only need to complete a brief security survey to retrieve a detailed security requirement assessment report. This feature streamlines the security process, aligning perfectly with our agile development workflow.

Threat Intelligence Platform

In 2024, our threat intelligence platform continued to optimize monitoring of data breaches, vulnerabilities and third-party tools, collecting over 180,000 breach indicators, 40,000 vulnerability signals and nearly 30,000 instances related to illegal user-end tools and game cheats, effectively safeguarding platform security.

Code Security Platform

In 2024, we launched a code security platform integrating white-box scanning, component security checks, SBOM generation and personnel management, which uses the NYX system to auto-fetch build details (e.g., repositories and branches) for automated scans. This helps simplify workflows, boost efficiency and speed up vulnerability fixes.

Information Security Monitoring Platform

The SIEM[19] system monitors and analyzes security data in real time, using big data and machine learning to assess threats and help our security team quickly grasp the full security picture. In 2024, SIEM added detection and notification for sensitive personal data for intranet APIs and app logs, focusing on preventing internal leaks.

In 2024, our security team implemented strict measures during key events like the New Year's Eve Gala, Chinese New Year's Eve Gala, San Guo: Mou Ding Tian Xia game launch and League of Legends S14 season. Through remote monitoring, WAF capacity expansion and on-site security support, we effectively defended against various cyber-attacks, ensuring network stability and security during these events.


SAAS
PAA
IAAS

Security Cooperation & Honors

In 2024, Bilibili took part in setting national and industry information security standards, sharing what we have learned about compliance to enhance the security of mobile apps. We helped standardize industry statistics management by consulting on the *System for Statistics and Investigation of Radio, Television, and Online Audiovisual Content*. Meanwhile, we also made great progress in improving our own data security and privacy systems, earning a two-star social responsibility rating.

Co-Organized Conference Releasing the *Shanghai Mobile Internet Application Personal Information and User Rights Protection Compliance Guide*

On July 15, 2024, the Shanghai Internet Association hosted the fourth event in its "APP Compliance and Security in Shanghai campaign in Yangpu District, featuring the release of the *Shanghai Compliance Guidelines for Personal Information and User Rights Protection in Mobile Application*. As a co-organizer, we shared compliance experiences and engaged industry experts in discussions to promote mobile app compliance, safety, user rights protection and healthy industry growth.

Awarded a Two-Star Rating for Data-Related Social Responsibility by CCIA[8]

Bilibili made significant strides in enhancing data security and privacy mechanisms. In 2024, we earned a two-star social responsibility rating for "Data Security & Personal Information Protection" from the Data Security Committee of the China Cybersecurity Industry Alliance (CCIA).


数据安全和个人信息保护
社会责任评价

bilibili

Bilibili 2024 Environmental, Social and Governance Report

19
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
01 Creating Community Value
Quality Content & Tech Innovation
Community Engagement & Healthy Ecosystem
Cybersecurity & User Privacy
User Communication & Care
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

User Communication & Care

Bilibili's AI-powered smart customer service system, combined with a professional and empathetic customer service team[20], ensures seamless communication with users and provides timely assistance and solutions. Additionally, our Charging Station Program identifies and addresses users' unique emotional needs by offering personalized counseling and emotional support, bringing more warmth and care to our community platform.

Efficient, Responsive & Caring User Communication

We put users' needs first and works tirelessly to improve service quality and user satisfaction. During the reporting period, we launched an AI-powered customer service system to streamline self-service issue resolution. We also enhanced frontline customer support training to improve service quality. As a result, while total customer service interactions increased by 6% in 2024, user complaints[21] dropped by nearly 60%, significantly improving our user communication efficiency.

In 2024

25.43 mn
Pieces of feedback across all customer service channels

Among them

~110 k
User complaints[21]

~60 %
YoY decrease

AI Customer Service Assistant

In 2024, we implemented a LLM-powered generative AI system to create our own AI customer service assistant. With strong language comprehension capabilities, our AI customer service assistant can accurately understand users' intent and offer detailed solutions in a conversational tone. Our AI customer service assistant also learns rapidly, updating its knowledge library in real time to optimize its replies, boosting communication efficiency.

Self-Developed Customer Service System

Our self-developed customers service system was launched and widely applied across various business segments, handling up to 45,000 daily inquiries across all of our operations in 2024. The system integrates multiple functions, offering 24/7 service to quickly respond to user needs. Featuring custom development, automated workflows, smart tools, data security, internal system integration and ongoing upgrades, the system significantly enhances management efficiency and reliability.

A Caring Customer Service Team

At Bilibili, we always put ourselves in our users' shoes, aiming to improve service quality and user stickiness through patient, professional support. The four pillars underlying our service system—"Listen, Understand, Resolve, Exceed Expectations"—outline our commitment to hearing users' concerns and needs, understanding their feelings and offering timely emotional support, then professionally and effectively resolving their problems. Through these innovative service approaches, we provide a more attentive and high-quality service experience, delivering a deeply engaging experience for our users.

20 Table of Contents Letter from Management 2024 Highlights Honors & Awards 01 Creating Community Value Quality Content & Tech Innovation Community Engagement & Healthy Ecosystem Cybersecurity & User Privacy User Communication & Care Enhancing Industry Value Building Social Value Corporate Governance About the Report Appendix Charging Station Program Since its launch in 2019, our Charging Station Program has provided our community with a space for comfort and emotional support. Through nuanced services like psychological guidance, crisis intervention and mental health education resources, our Charging Station has created a more inclusive, supportive online environment. The program helps us make sure none of our user ever feels alone, especially in their darkest moments. This commitment has made Bilibili more than just an entertainment- and content-focused platform. We are also a safe harbor of comfort and connection for users. Additionally, all of our online program counselors hold psychology degrees and have experience in counseling or an education in psychology fields, ensuring users receive professional support. In 2024, our Charging Station program won the “Best Service Case Award” at the 8th China Customer Service Festival, earning widespread recognition from users and professional organizations. In 2024, our Charging Station Program provided 43k Emotional 3,000 support sessions to users + Monthly average consulting users Bilibili 2024 Environmental, Social and Governance Report

21 02 Enhancing Industry Value 02 Creators First In 2024, nearly 3.1 million content creators earned income through various monetization channels on Bilibili. Human Capital In 2024, 97% of our employees participated in training programs, with each person receiving an average of 35 hours of training. Partnerships for Industry Development By the end of 2024, we had cumulatively produced over 170 documentaries and distributed 98 Bilibili offers a supportive environment where content creators can Chinese anime titles overseas. thrive, providing diverse ways for them to earn income from their creativity and talent. We also ensure equal benefits and customized training programs for our employees, helping them grow in a thoughtful, supportive setting. Together with our industry partners, we are committed to a healthy, sustainable future for the industry through resource sharing and innovative collaboration. Bilibili 2024 Environmental, Social and Governance Report

22 Creators First Our growth is inseparable from our talented content creators. We are dedicated to supporting their work, protecting their rights and helping them find the monetization opportunities that suit them—so every idea can take root and every talent can shine on Bilibili. Content Creator Portrait 02 For years, content creators from diverse backgrounds and regions have brought their talent and creativity to Bilibili, enriching our content ecosystem with fresh perspectives, endless inspiration and thought-provoking ideas. In 2024, an average of 4 million active content creators shared their work on Bilibili each month, making 20.7 million monthly video submissions. Active Content Creators Distribution by Gender5 Active Content Creators Distribution by Age5 Top 5 Regions with the Most Creators 62% 31% 46% Shandong 38% Henan Jiangsu Zhejiang 23% Guangdong Male Female 18-23 24-30 31+

Bilibili 2024 Environmental, Social and Governance Report

23

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
02 Enhancing Industry Value
Creators First
Human Capital
Partnerships for Industry Development
Building Social Value
Corporate Governance
About the Report
Appendix

Empowering & Supporting Content Creators

We provide creators with full support in content creation, operations and rights protection, along with diverse collaboration opportunities to help them turn ideas into high-quality content and build a thriving community.

Creation & Operation Support

Our support system keeps evolving to ensure we offer creators the best content operation solutions and tailored guidance at every stage of their journey.

Customized Services for Top Creators

- 1-on-1 dedicated operations group, offering personalized management and strategic guidance
- 24/7 exclusive, seamless customer service support

Enhanced Support to Mid-Tier and Emerging Creators

- Regularly publish high-quality case studies for learning and provide real-time Q&A support
- Weekly updates on content trends and engagement strategies to inspire new creation ideas
- Traffic support to help high-quality creators gain more exposure

On-Boarding Support for New Creators

- Dedicated training programs, such as "Rising Star Creator Camp" and "New Star Creator Camp" help newcomers quickly adapt
- Clear growth objectives tailored to different content categories to meet the diverse needs of new content creators

BILIBILI 2024 Top 100 Content Creator Awards

Each year, we recognize our top 100 content creators based on expertise, influence and innovation—celebrating those who produce high-quality, original content and drive significant commercial impact. The awards include categories like Video of the Year, Original Series of the Year and Most Commercial Influencer of the Year, encouraging creators to keep contributing to our dynamic content ecosystem. In 2024, nearly 90% of our top creators were active on Bilibili for over five years, while close to 50% were newcomers to the Top 100 list, reflecting both loyalty and vitality in our PUGV[22] ecosystem.

Original Series of the Year: *The Human Comedy* by content creator @Shi Pin Dao

Bilibili continues to foster the creation and spread of high-quality original content while encouraging more long-running series. Content creator @Shi Pin Dao explores diverse global stories, from interviews with Southeast Asian mafia leaders to Hollywood industry secrets and daily life in war-torn Middle Eastern regions. His prolific, thought-provoking documentary series, *The Human Comedy*, was a standout success, winning the Best Original Series of 2024.


《人间喜剧》食贫道
2024 UP100

Most Business Impact of the Year: Content Creator @Xiao Chao Yuan Zhang

Content creator @Xiao Chao Yuan Zhang and his team won the Annual Business Impact Award for their innovative content and strong commercial influence. They created multiple content IPs with over 100 million views in fields such as team-building, board games and food, while also expanding into music and variety shows to enhance brand value.

Bilibili 2024 Environmental, Social and Governance Report

< 24 >

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
02 Enhancing Industry Value
Creators First
Human Capital
Partnerships for Industry Development
Building Social Value
Corporate Governance
About the Report
Appendix

Creation Support

We are constantly refining our platform to make content creation smoother and more rewarding. From upgraded posting features to in-depth data insights, we support our content creators at every stage. In addition, our Content Creator Academy offers courses on video production, account operation, commercialization, content promotion and more—helping content creators sharpen their skills and take their abilities to the next level.

Data Analysis Center

We enhanced our video analysis tools by adding key traffic indicators, improving video diagnostics and refining fan preference insights so creators get more detailed and actionable recommendations to fine-tune their content and reach more fans.

Content Creator Academy Updates

The Content Creator Academy is our central learning hub for content creators, packed with video courses on video production skills, community guideline interpretations, account management strategies and monetization methods. We are constantly expanding our course offerings, making sure content creators can access new insights and valuable knowledge to inspire their next big idea.

Building Bridges for Creators

We offer a variety of online and offline events for content creators, fostering connections between them and strengthening their engagement with our community.

Online Community Events

We organize a variety of interactive community events—roundtable discussions, trivia games and trending topic challenges. These events dive into some of the biggest moments of the year, like the Olympics, the launch of *Black Myth: Wukong*, Bilibili's Anniversary and the Mid-Autumn Festival's lantern riddle games. We are all about giving content creators a space to share their ideas, meet new friends and be part of the conversation. In 2024, we hosted 51 community events, drawing in 25,000 content creators to join.

Offline Events

In 2024, we hosted multiple in-depth offline events to strengthen creators' connection with the platform, support their long-term growth and help them refine their content strategies. Backed by teams across content operations, content audit, product and monetization, these sessions earned an average satisfaction score of 4.7/5.0 and were widely praised by our creators.


三连收割机

Creator Rights Protection

It is our responsibility to safeguard content creators' rights, and we continually improve our Content Creators Copyright Protection Program. We have strengthened original content protection, made the infringement claims process smoother and enhanced our music fingerprinting technology so creators can fully focus on what they do best, knowing their work is protected at every stage of the content creation and distribution process.

Content Creator Copyright Protection Program

We have continuously improved our Content Creator Copyright Protection Program to safeguard creators' legal rights. By the end of 2024, over 67,000 content creators joined the program, resulting in the removal of 1.1 million infringing links.

Content Creator Infringement Claim

We provide a rights protection request system for all content creators, with dedicated customer service representatives tracking each case. If necessary, we also offer legal support to assist content creators in defending their rights.

Music Fingerprint Function

We have strengthened music copyright management, offering original musicians support for in-platform usage detection, licensing and long-term user feedback tracking at different stages of content usage.

Original Content Protection

We launched an original protection feature, allowing content creators to track unauthorized reuploads on the platform. With a one-click enforcement tool, content creators can automatically take down infringing content, significantly strengthening protections for original creators.

Bilibili 2024 Environmental, Social and Governance Report

25

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
02 Enhancing Industry Value
Creators First
Human Capital
Partnerships for Industry Development
Building Social Value
Corporate Governance
About the Report
Appendix

Commercialization for Content Creators

We are dedicated to helping content creators achieve sustainable monetization and ensuring their high-quality content is properly rewarded. By offering a range of commercialization channels, we empower content creators to choose the path that best suits their content and style. In 2024, content creators' total income through our various advertising and value-added services, grew by 21% year over year.

In 2024

~ 3.1 mn
Content creators earned income through Bilibili

Advertising	Live Broadcasting	Other Value-Added Services
Sparkle – Native Ads Platform Ad Revenue Sharing Program Video & Live Commerce	Virtual Gifting Grand Voyage Monthly Subscription	Fan Charging Premium Courses Creator Craftstudio

Creative Incentive Program

Diverse Commercialization Channels for Content Creators

Sparkle – Native Ads Platform

Bilibili's Sparkle platform makes it easier, faster and safer for content creators and brands to collaborate. In 2024, Bilibili launched multiple offline brand networking events to create face-to-face meeting opportunities between content creators and advertisers, fostering stable, long-term partnerships. This initiative amplifies commercial synergies across our platform, content creators and brands.

In 2024

33%
YoY increase in the number of content creators who earned income via Sparkle

Content Creator @Xiao Tou Ming Ming TM's Successful Brand Collaboration on Bilibili

Through our Sparkle platform, creator @Xiao Tou Ming Ming TM crafted a character story integrating female photographer Bourke White's personality traits as well as the brand characteristics of the SAIC Volkswagen Lamando L. This marketing case not only effectively conveyed the brand's core message but also aligned the content creator's monetization with the brand's marketing goals through high-quality storytelling, showcasing the deep synergy between premium content and brand marketing on Bilibili.



Video & Live Commerce

We provide content creators with guidance and support for Video and Live Commerce. Through customized tutorials, enhanced live broadcasting and video features, and partnerships with external e-commerce platforms, we help content creators seamlessly blend their high-quality content with commercial value.

In 2024

68%
YoY increase in the number of content creators earning income via video and live commerce

Content Creator @@Yan Zi Bao BBQ Apprentice Ray: A Top BBQ Influencer Driving Commerce Through Content

Content creator @Yan Zi Bao BBQ Apprentice Ray brings the idea of "content is commerce" to life. As a trained chef, he effortlessly combines barbecue tutorials with product recommendations, building trust with followers through his authentic, high-quality content. In 2024, his distinctive videos and live commerce content resonated deeply with viewers, driving over RMB6.8 million in annual GMV and setting a new record for monetizing food content on Bilibili.


牛肉分解图
Ray's

Bilibili 2024 Environmental, Social and Governance Report

26
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
02 Enhancing Industry Value
Creators First
Human Capital
Partnerships for Industry Development
Building Social Value
Corporate Governance
About the Report
Appendix

Fan Charging Program

Bilibili continues to enhance and upgrade the Fan Charging program, focusing on quality PUGV content. We have optimized the exclusive video feature to provide content creators with effective monetization channels, encouraging them to earn more revenue and gain greater user recognition through continuous content creation. In 2024, over 8 million users participated in our Fan Charging Program, demonstrating strong recognition of high-quality content from content creators.

In 2024

400%+

YoY increase in content creators' income via our Fan Charging Program

Fan Charging Program Enhanced Monetization for Knowledge Content Creators

Content creator @Li Shi Diao Yan Shi presents neutral, in-depth historical analyses, attracting a large following through their historical figures encyclopedia series. By the end of 2024, their Fan Charging channel reached 256,000 monthly subscribers.


历史调研室
03月08日 · 投稿了视频
俾斯麦冷冷地提醒梯也尔，倘若赔款额度不达标，普鲁士
包月充电的观众，也可以先试看20分55秒，看看自己感
充电专属
俾斯麦
42:14
击败法兰西雄狮，
102.9万

Live Broadcasting

We offer various support for content creators to monetize their work through live broadcasting. We provide detailed live broadcasting guides and practical tools for new hosts, catering to different live broadcasting styles and preferences. Additionally, our community-featured events effectively enhance user engagement, helping hosts grow their fan base and improve user retention levels.

Premium Courses

An increasing number of users are seeking professional and in-depth educational content on Bilibili. Spanning multiple disciplines with professional, interactive learning experiences, our Premium Courses provide these knowledge-sharing content creators with a new way to earn, fostering their creativity and growth.

Creator Craftstudio

We leverage our Creator Craftstudio platform to drive trading and commercialization of content creators' original work. They can sell or customize original works like paintings, handmade crafts, models, knowledge services and virtual merchandise on our Creator Craftstudio platform, turning their creations into income and inspiring their creativity.

Bilibili 2024 Environmental, Social and Governance Report

27
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
02
Enhancing Industry Value
Creators First
Human Capital
Partnerships for Industry Development
Building Social Value
Corporate Governance
About the Report
Appendix

Human Capital

Bilibili is committed to building an open, inclusive, safe and healthy working environment. We have designed clear career paths for our employees and offer a comprehensive employee welfare system, ensuring that everyone can maximize their potential, achieve personal growth and contribute to a sustainable future.

Lawful Employment Practices

We strictly comply with the *Labor Law of the People's Republic of China, Provisions on Prohibition of Child Labor in China* and other relevant laws and regulations. In addition, we align our employee policies and employment practices with international human rights standards, such as the *International Labor Organization's Declaration on Fundamental Principles and Rights at Work*. Our internal management policies explicitly outline employment compliance requirements, prohibit all forms of discrimination and harassment, and fully safeguard employees' legal rights.

We strictly verify employee identities in accordance with internal policies and have robust safeguards in place to prevent child and forced labor. Meanwhile, we fully respect the freedom of association of our employees and firmly prohibit the use of child labor and forced labor. If any such situations are found, we will take strict actions in accordance with relevant laws and regulations as well as our internal policies. In addition, our offices are designed with accessibility in mind to support employees with disabilities. These efforts reflect our commitment to creating a workplace that is inclusive, supportive and respectful of every individual.


BSTAR
计划

As of the end of 2024, we had a total of 8,088 employees. Breakdowns by gender, function, age and region are as follows:

Gender (Number of Employees, %)


4,516 56%
3,572 44%
Gender
Male
Female

Age (Number of Employees, %)


224 3%
7,864 97%
Age
Gen Z+[23]
Non-Gen Z+

Function (Number of Employees, %)


563 7%
3,632 45%
1,646 20%
2,247 28%
Function
Product & Technology
Content Audit
Operations
Management, Sales, Finance and Administration

Region (Number of Employees, %)


956 12%
407 5%
445 5%
645 8%
5,635 70%
Region
Shanghai
Chengdu
Nanjing
Wuhan
Chinese Mainland (excluding mentioned regions), Hong Kong SAR, Macau SAR, Taiwan Region and Overseas

Bilibili 2024 Environmental, Social and Governance Report

28
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
02 Enhancing Industry Value
Creators First
Human Capital
Partnerships for Industry Development
Building Social Value
Corporate Governance
About the Report
Appendix

Talent Development

At Bilibili, we want people to grow in their careers and love what they do. That is why we have crafted a structured, hands-on apprenticeship program which is both practical and personalized. We help employees sharpen their professional skills, expand their expertise and gain confidence to excel in their roles.

With our B-learning platform, our online self-training system, we have made career growth even more accessible. We offer a variety of training programs designed to strengthen leadership, professionalism, industry expertise and other general workplace skills. In 2024, we launched our "Ready UP" program to advance frontline leadership training and equip key business managers with the skills to succeed. We also keep exploring new initiatives, like internal trainer certification, recruitment programs and reward systems, opening up more ways for employees to expand their knowledge and grow in their careers.

The B-Star Plan: Graduates Training Program

To support campus hires in adapting to their roles and achieving long-term development, we offer the B-STAR Graduate Program, covering workplace integration, general skills and professional capabilities. In 2024, we organized onboarding initiatives like the New Star Bootcamp, featured on-boarding sessions, training courses, leadership talks and team activities to facilitate a smooth transition.

The UP Plan: Frontline Manager Development Program

The UP Plan is one of the ways we support our frontline managers and help them strengthen their skills. We have teamed up with top consulting firms, educational institutions and universities to create tailored development programs that help our employees expand their perspectives and achieve professional growth. In 2024, Bilibili hosted seven learning sessions under this program, reaching 520 front-line managers across multiple departments.

Upgraded B-learning Platform

We have further upgraded the B-learning platform to create an online training community that supports long-term employee growth, offering high-quality courses tailored for Bilibili and fostering a culture of learning and communication. Since the upgrade, over 2,200 employees have engaged with the platform, accumulating more than 7,700 hours of learning.

The Ready UP Program: Accelerated Growth Program for Key Talent

The Ready UP program is designed to spot and develop future leaders. Aligned with promotion cycles, it equips newly promoted business managers with the skills to take on greater responsibilities while encouraging cross-functional collaboration through knowledge-sharing across departments. In 2024, more than 200 employees participated in this project.

Internal Trainer Certification Program

In 2024, we leveled up our Training the Trainer to Train (TTT) Certification Program, bringing our total number of certified internal trainers to 229. We plan to integrate these trainers into real business scenarios and create in-house general skills and leadership courses. Bringing this in-house will cut down on external training costs and let us build customized professional competency courses that genuinely align with our needs.

In 2024

97% Employee training coverage

35 Average training hours per employee[24]

% of trained employees among genders[25]


Male
96%
Female
99%

% of trained employees among position levels[25]


Senior Management
100%
Middle Management
80%
General Staff
98%

% of trained employees by gender[26]


50%
50%
Male
Female

% of trained employees by position level[26]


98%
1%
1%
Senior Management
Middle Management
General Staff

Bilibili 2024 Environmental, Social and Governance Report

29

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
02 Enhancing Industry Value
Creators First
Human Capital
Partnerships for Industry Development
Building Social Value
Corporate Governance
About the Report
Appendix

Compensation & Promotion

At Bilibili, fair and competitive compensation is not just a promise; it is how we ensure every team member gets the recognition they deserve while staying motivated and engaged. Moreover, we have developed a comprehensive, multi-layered career development framework to help employees realize their full potential along their individual career paths.

Our compensation and promotion philosophy is clear: "ability-based rank, rank-based salary, merit-based performance, and performance-based bonus." This approach keeps our expectations, evaluations and incentives fair and transparent. Regular performance appraisals are tailored to each business unit with a structured assessment process that includes employee self-evaluation, 360-degree review, evaluation and validation by supervisors, results communication and appeal.



Merit-Based Performance
Performance-Based Bonus
Ability-Based Rank
Rank-Based Salary

Compensation and Promotion Principles

Employee Self-Evaluation >	360-Degree Review >	Evaluation & Validation by Supervisors >	Results Communication >	Results Appeal
• The self-evaluation includes semi-annual performance output, value proposition, leadership, etc.	• Employees, their managers and HR can invite relevant colleagues to provide 360-degree feedback based on daily collaboration. This comprehensive input helps managers conduct holistic performance evaluations	• Managers evaluate employees' performance and provide written feedback based on the 360-degree review, with results cross-validated by supervisors at higher levels	• Finalized performance evaluation results are formally communicated to employees upon Company approval, ensuring full transparency • Supervisors conduct one-on-one discussions to review evaluation outcomes and collaboratively create tailored development or improvement plans	• If employees have objections to their assessment results, they can file an appeal through the system to begin the appeal handling process

Process of Regular Performance Appraisals

We fine-tune performance goal management to stay in line with business dynamics, focusing on efficiency and impact. By rolling out OKRs[27], we have made information flow smoother, encouraging employees to take initiative, keeping teams aligned and pushing everyone to aim higher.

In addition, our Rotation Program keeps evolving, creating more opportunities for career growth. Open to full-time employees who meet tenure and performance criteria, the Rotation Program helps team members explore roles that better match their skills and ambitions while staying in tune with Bilibili's big-picture goals.

Applying »	Assessment »	Rotation Offer »	Transferring
Employees browse positions and submit their CV on the rotation platform	Hiring departments conduct assessments and interviews	An internal rotation offer is extended to employees who pass the evaluation	Employees accept the offer and complete the handover and transfer process

Process of Rotation Program

Bilibili 2024 Environmental, Social and Governance Report

30
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
02
Enhancing Industry Value
Creators First
Human Capital
Partnerships for Industry Development
Building Social Value
Corporate Governance
About the Report
Appendix

Employee Health & Safety

We place great importance on employee's occupational health and safety, strictly adhering to the *Law of the People's Republic of China on Work Safety* and the *Law of the People's Republic of China on Prevention and Control of Occupational Diseases*. By continuously improving management systems and organizing safety drills, we proactively prevent accidents and minimize risks. Beyond physical safety, we prioritize employees' mental well-being, creating a safe, healthy and supportive work environment.

Every employee gets an annual health check-up and a range of wellness perks to stay on top of their health. For mental well-being, we provide a 24/7 psychological support hotline and keep upgrading our Employee Assistance Program, ensuring timely help is always available.

Employee Assistance Program (EAP)

1-on-1 Customized Consulting	Employees can schedule appointments online based on their needs and choose suitable counselors for video or in-person consultation services
On-Demand Emotional Support	Employees can access emotional counseling services with just one click through our platform's instant support module
Psychological Assessments	Regular psychological assessments help monitor employees' mental health, providing interventions when necessary
Offline Activities	Activities such as "emotional collage" workshops and mindfulness meditation sessions guide employees in emotional self-regulation and self-exploration
Daily Awareness Campaigns	A combination of online reminders and offline materials promotes diverse mental health topics

We have a solid emergency response system in place and continuously fine-tune our health and safety emergency plans to stop workplace incidents before they start and keep our business operations running smoothly.

Fire Drills

In 2024, we conducted two fire drills for employees. We organized staff training on fire safety knowledge and equipment usage, ensuring proficiency in evacuation procedures and precautions, while validating the feasibility of the *Fire Evacuation Drill Plan*.





Employee Communication

We actively develop multi-channel, open employee communication mechanisms[28] to promptly understand and address staff needs. By fostering an equitable, transparent and mutually trusting corporate culture, we achieve shared growth with our employees.

In 2024, we upgraded our internal HR TalentVerse portal, where employees can easily find our HR policies and practical guides like the "Q&A Handbook." Meanwhile, the "Bilibili Culture Base" mini-program keeps everyone in the loop with the latest updates on corporate culture initiatives. We have also set up a formal employee feedback and grievance resolution system, ensuring the relevant personnel or department handles all input properly and fairly. On top of that, employee satisfaction surveys help us gather real insights so we can keep improving and making Bilibili an even better place to work.

bilibili

Bilibili 2024 Environmental, Social and Governance Report

31

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
02 Enhancing Industry Value
Creators First
Human Capital
Partnerships for Industry Development
Building Social Value
Corporate Governance
About the Report
Appendix

bilibili

Employee Welfare

We are committed to creating an inclusive, open and dynamic workplace where every employee feels valued. We offer a variety of unique perks and cultural activities that bring teams together and make work more enjoyable.

We offer non-pay benefits with Bilibili's unique characteristics to all our employees, from flexible work hours and our casual dress code to pet-friendly policies and employee interest clubs, our workplace is designed to be welcoming and supportive. With a culture that truly understands young professionals, Bilibili has become one of the most exciting and sought-after places to work for the young generation.

In 2024

100%
Full-time employees are covered by our employee welfare system

2,200+
Number of employees who joined Bilibili interest-based clubs

~200
Number of Company-level employee events

The Bilibili Labor Union looks out for employees by providing members with legal support, labor rights protection, critical illness insurance and health retreats to ensure their well-being. At the same time, our Love Live program[29] supports employees going through tough times, reinforcing our commitment to employee care. As of the end of 2024, 5,369 employees had joined our Love Live program, which assisted 16 employees in need.

Onboarding Welfare
- Onboard Gift Package

Exclusive Benefits
- Meal Allowance
- Full Attendance Bonus
- Commuting Allowance
- Holiday Afternoon Tea
- Family Day
- Seasonal Holiday Gifts
- Bilibili Premium Membership
- Interest-based Clubs

Housing Support
- Statutory Housing Fund

Employee Care
- Marriage Leave
- Maternal Leave
- Antenatal Appointment Leave
- Paternal Leave
- Extra Maternal Leave for Multiple Births
- Bereavement Leave
- Maternal Celebration Gift
- Funeral Allowance
- Nursing Rooms
- Employee Condolence Payment

Special Holidays
- Annual Leave
- Children's Day
- International Women's Day

Anniversary Gifts
- Company Anniversary Souvenirs
- Birthday Gifts

Insurance Coverage
- Pension
- Medical Insurance
- Unemployment Insurance
- Work-related Injury Insurance
- Maternal Insurance
- Supplementary Commercial Medical Insurance

Health & Safety
- Annual Physical Examination
- Paid Sick Leave
- AED
- Professional Health Counseling
- Health Clinic

Recreational Benefits
- Gaming Zone
- Pantry
- Fitness Room

Holiday Activities
- New Year's Day
- Valentine's Day
- Women's Day
- Mother's Day
- Children's Day
- Dragon Boat Festival
- Mid-Autumn Festival
- Programmers' Day
- Christmas
- New Year
- Lantern Festival
- Flower Fairy Festival
- 520 Festival
- Father's Day
- Chinese Valentine's Day
- Meow Festival
- Halloween

Employee Welfare System

Bilibili 2024 Environmental, Social and Governance Report

32

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
02 Enhancing Industry Value
Creators First
Human Capital
Partnerships for Industry Development
Building Social Value
Corporate Governance
About the Report
Appendix

Partnerships for Industry Development

Bilibili champions openness and inclusivity, driving sustainable growth across the supply chain, supporting the development of original content and collaboratively building a dynamic open-source community. Together with our partners, we are building a stronger industry and value chain for sustainable success.

Sustainable Supply Chain

We seek out strong and forward-thinking partners to enhance supply chain management from an ESG perspective. By tackling key areas from multiple angles, we are building a sustainable value chain ecosystem that aligns with our long-term development goals.

Supplier Management Platform

In 2024, we adopted the B2P[30] platform to streamline online procurement, ensuring efficiency, transparency and compliance. The platform now manages the entire process—from project initiation and supplier selection to contract signing, order processing and payment. During the reporting period, we leveraged B2P to review and optimize our supplier base, consolidating inactive or undocumented suppliers and refining procurement standards.

Number of suppliers by region:


1,052 13%
7,348 87%
Hong Kong SAR, Macao SAR, Taiwan Region and Overseas
Chinese Mainland

By the end of 2024

8,400

Number of suppliers

Supplier ESG Management

We are making our supply chain greener, more responsible and ethically sound. We have cut down environmental impact, staying socially accountable and keeping everything compliant. Our activities in supplier management go beyond reducing risks—we are making sure Bilibili stays strong and runs smoothly over the long haul.

Environmental Risk Management

- During the selection and onboarding process, we require data center suppliers to use green energy and maintain optimized PUEs[31]
- We also encourage suppliers to adopt innovative technologies and energy-efficient equipment to enhance overall sustainability and cost-effectiveness across data centers

Labor Risk Management

- In alignment with the *International Labor Organization's Declaration on Fundamental Principles and Rights at Work*, we work with suppliers to provide a safe, equitable and inclusive work environment, ensuring labor rights are protected

Business Ethics Management

- We require all suppliers[32] to sign and honor our *Business Ethics Commitment*
- Any suppliers found in violation will have their partnerships terminated immediately and blacklisted

Supplier Classification & Auditing

We keep our supplier management processes in check with the *Supplier Management Policy*, making sure suppliers are classified and managed based on their partnership status and procurement category. This approach strengthens how we track the entire supplier lifecycle from onboarding and contract fulfillment to exit, ensuring smooth operations and stronger oversight every step of the way.

Category	Description
Registered Supplier	Completed the onboarding process but not yet enaged in business collaboration
Certified Supplier	Completed the onboarding process and passed the certification for specific procurement categories
Partnered Supplier	Signed contracts and is providing services
Eliminated Supplier	Contract terminated due to failure to pass performance evaluation
Blacklisted Supplier	Permanently banned on future business engagement due to violation of critical policies

Supplier classification

We run annual supplier audits using a mix of online and offline methods. Third-party verification interfaces confirm suppliers meet legal and regulatory requirements, guaranteeing the authenticity and accuracy of their information. By the end of 2024, our annual supplier audits covered over 90% of procurement spending in technical categories.

Online Audit	Offline Audit
Conducted within the supplier management system based on supplier classification, triggering the corresponding annual evaluation mechanism	On-site supplier audits are conducted jointly by procurement execution personnel and category managers

Supplier Auditing

Bilibili 2024 Environmental, Social and Governance Report

33

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
02 Enhancing Industry Value
Creators First
Human Capital
Partnerships for Industry Development
Building Social Value
Corporate Governance
About the Report
Appendix

Win-Win Cooperations

We are dedicated to supporting high-quality domestic original content and documentaries. We help promising original content studios and production teams grow, fostering creative exchanges and expanding their global reach.

Documentaries

We actively support the creation and dissemination of original content. By the end of 2024, we had aired over 5,000 documentaries and produced more than 170 quality documentaries. We make sure great stories get told through two key initiatives, the Searchlight Program and the Stellar Program, which inspire creative ideas, unlock production potential and bring high-quality original documentaries to diverse audiences.

Searchlight Program

The Searchlight Program is Bilibili's initiative for sourcing and nurturing documentary content. We host open pitch sessions and proposal meetings to solicit great documentary ideas and help outstanding creators bring their projects to life. In 2024, the program's third edition introduced new activities like master classes, film screenings and creative exchanges, as well as new categories such as premium short plays and videos from content creators' Fan Charging Program, giving even more content creators a platform to showcase their work and talent.

Stellar Program

Through our Stellar Program, we continue to discover and support innovative and in-depth documentary projects, enriching our documentary ecosystem while also driving the industry's growth. In 2024, Bilibili partnered with the Shanghai Mental Health Center and the Shanxi Cultural Relics Bureau to release several acclaimed documentaries, including *It Is Okay to Feel Bad* and *The Last Watch*.

Documentaries Focusing on Mental Health

Following its release, *It Is Okay to Feel Bad* racked up over 84 million[9] views, becoming Bilibili's top original documentary series of 2024. It also received widespread media coverage and recommendations. Meanwhile, we launched the "Depression Counseling & Support" public welfare campaign, reaching beyond the screen to provide practical guidance and emotional support to those struggling with depression.


是坏情绪啊
没关系


"悲伤"的时候，
也别忘了
给自己亮一盏灯

Bilibili 2024 Environmental, Social and Governance Report

34

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
02 Enhancing Industry Value
Creators First
Human Capital
Partnerships for Industry Development
Building Social Value
Corporate Governance
About the Report
Appendix

Chinese Anime

Our Light Catcher Program supporting Chinese Anime talent has now entered its fourth year, expanding into three thriving sub-programs. Among them, the CAPSULES Program has been a huge success, with its first two seasons winning 373 domestic and international nominations and awards. Works such as *Tomato Kitchen* and *Meow Eleven* earned multiple accolades. Additionally, we have collaborated with 11 top animation schools in China to provide comprehensive funding and resources for 238 student animation projects.

CAPSULES 胶囊计划

小宇宙计划 Cosmoses

原石计划

Bringing Great Content to the World

We continue to promote the international distribution of original Chinese documentaries and animes, increasing their impact and introducing high-quality Chinese original works to audiences worldwide. We have deepened our international collaborations, forming a three-year partnership with Macau Broadcaster TDM and partnering with China International Television Corporation to distribute seven documentaries globally. We also shared Bilibili's industry expertise at the Rio de Janeiro International Short Film Festival, while multiple Bilibili productions were showcased at major international film and television expos, strengthening our relationships with global industry players and expanding our content's international reach.

By the end of 2024, we had distributed 98 Chinese anime titles overseas, totaling 1,482 episodes and covering 63 different original IPs.

The *Link Click* Series' Global Success

Our self-produced Chinese anime title *Link Click* has made an impressive mark globally, becoming a standout example of Chinese modern urban-themed animation successfully breaking into international markets. This series has been released in multiple languages across major streaming platforms in Europe and North America. At Anime Expo, North America's largest anime convention, the *Link Click* exhibition booth attracted huge crowds, showcasing the series' strong international appeal and market recognition.


MADEBYBILIBILI

Monetizing Original IPs

We actively promote cross-industry partnerships between Chinese original anime IPs and global consumer brands, maximizing their commercial potential. By developing immersive IP-related offline experiences, we provide young audiences with unique cultural engagement opportunities, further amplifying the reach and impact of original IPs.

Crossover Collaboration: *Heaven Official's Blessing*

In 2024, Bilibili's original IP *Heaven Official's Blessing* partnered with a leading Thai beauty brand, marking the first overseas brand collaboration for a Chinese anime IP. This groundbreaking crossover not only advanced the IP's commercialization but also significantly boosted its global visibility.


MISTINE ×


MISTINE ×
HEAVEN
WHITENING LOTION

Building an Open-Source Community

We embrace the open-source philosophy by sharing expert technical research insights and actively participating in industry events. In collaboration with industry partners, we are dedicated to building a vibrant, knowledge-sharing open-source community that promotes knowledge exchange, technological collaboration and industry advancement. While enhancing our own research and development capabilities, we also share our research, collaborating with users and developers to foster growth across the industry's technology ecosystem. In 2024, we actively shared technical expertise through multimedia platforms and participated in major industry events to discuss technological advancements with peers. These efforts contribute to a more innovative, efficient and diverse internet technology ecosystem. During the reporting period, our technology team participated in over 60 industry summits and forums.

bilibili

35 03 Building Social Value 03 Eco-Friendly & Green Principles In 2024, our videos on environmental protection, low-carbon living and waste sorting reached 25.3 billion views, increasing 100% from last year. Community Development & Social Responsibility By the end of February 2025, our Charity Platform had raised over RMB27 million. By the end of 2024, we had supported the construction of 7 rural schools with 7,195 students enrolled. Bilibili 2024 Environmental, Social and Governance Report As a popular online community for young people in China, Bilibili takes on social responsibility by supporting charity efforts, public welfare and promoting a green, low-carbon lifestyles. We strive to share our positive community culture with the public to collaboratively create social value.

36 03 Eco-Friendly & Green Principles In response to the risks and opportunities posed by climate change, Bilibili continues to promote green office practices while leveraging our video platform’s influence to advocate for environmentally-friendly and sustainable values. We collaborate with suppliers, users and the community to create a low-carbon and sustainable future. Addressing Climate Change We actively align with the Chinese government’s carbon peaking and neutrality goals and follow advice from the Task Force on Climate-Related Financial Disclosures (TCFD). By systematically assessing climate risks and opportunities across our operations, we are building an environmentally-friendly company and a sustainable supply chain for a greener, low-carbon future. Governance Bilibili places great importance on climate change governance. We have built a multi-tiered governance structure—led by our Board and powered by our ESG Committee and ESG Working Group—to stay ahead of potential climate risks and opportunities in our operations. We have also made climate metrics a key part of performance assessments for our ESG Working Group, ensuring that sustainability is not just a talking point but a real driver of change across our operations. Risk Management Backed by a strong climate change management system, we actively map out climate-related risks and opportunities across key areas, like energy, products and services. We closely evaluate and analyze both physical risks, including extreme weather, long-term climate shifts, as well as transition risks, including policy changes, technology advancements, market trends, legal considerations and reputation factors.33 Bilibili 2024 Environmental, Social and Governance Report Strategy We dive deep into analyzing climate risks and opportunities, using these insights to fine-tune our business strategies. We have built a climate management strategy that is constantly evolving, with a game plan spanning the short, medium and long term, minimizing climate impacts on our operations while keeping us agile and future-ready. Short Term Medium Term Long Term Identify and assess short-term Formulate medium-term response Establish and continuously climate-related risks affecting the strategies and development plans implement long-term strategies Company’s development, evaluate based on policy trends, capital to address climate change risks their potential financial impacts, market developments and user and opportunities concerning then develop and implement short- needs our primary climate approach term response strategies and actions

37 Metrics & Goals As a non-manufacturing company, our greenhouse gas emissions mainly come from indirect sources tied to our office operations and our merchandise business (Scopes 2 and 3), with zero direct emissions from gasoline, diesel or natural gas (Scope 1). Key energy consumption and emissions data for the reporting period are as follows: Type KPI Unit of Measurement 2024 Purchased electricity kWh 12,366,975 Energy use Comprehensive energy consumption34 tce 1,520 Comprehensive energy consumption density tce/m² 0.01 35 Total greenhouse gas emissions tco2e 6,637 Greenhouse gas emissions (Scope 2) 03 Greenhouse gas emission intensity tco2e/m² 0.06 Water resources36 Water consumption tonne 65,417 Water consumption intensity tonne/m² 0.55 Resource use 37 Packaging materials Total packaging materials use tonne 3,125 Packaging materials use intensity tonne/RMB10,000 GMV 0.01 We actively support China’s “dual carbon” goals and are committed to taking meaningful climate actions. Following the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised), we conduct in-depth assessments and analyses of our actual carbon footprint, laying a foundation for future emission reductions across our operations and the entire value chain. In 2024, we expanded our carbon emission assessment efforts to include Scope 3, focusing on employee commuting and business travel. The relevant statistics are shown below: Type KPI Unit of Measurement 2024 Employee commuting tco2e 1,178 Greenhouse gas emissions (Scope 3)38 Business travel tco e 5,340 2 Purchased goods and services tco2e 92,020 Bilibili 2024 Environmental, Social and Governance Report Green Operations We strictly comply with environmental protection laws and regulations in our operating regions, including the Environmental Protection Law of the People’s Republic of China, the Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes, and the Law of the People’s Republic of China on Prevention and Control of Water Pollution. Our commitment to green operations extends throughout our supply chain. In 2024, both our Shanghai headquarters and Guangzhou branch office earned ISO 14001 Environmental Management System and the LEED Platinum certifications, setting a high standard for eco-friendly operations. We have rolled out low-carbon, energy-saving initiatives across offices, logistics and transportation, and data center management, embedding green principles into every stage of our work. Green Office • Deployed an integrated property management system that combines property management, administrative services and equipment maintenance to enhance efficiency and reduce our operational carbon footprint • Provided shuttles between office areas to reduce employee private vehicle use and lower commuting-related emissions • Prioritized use of energy-efficient equipment like energy-saving air conditioners and heaters • Adopted an energy consumption monitoring system to track and manage monthly energy usage at each operational location Green Logistics • Prioritized working with warehouse and logistics suppliers offering green solutions • Used lightweight, eco-friendly, recyclable packaging to save and reuse resources, cutting emissions in storage, logistics and packaging Green Data Center • Partnered with suppliers to use AI-optimized precision air conditioning with a water-cooling system, achieving 10%-14% energy savings • The average annual PUE31 of all leased core data centers decreased to 1.25, saving more than 7.45 million kWh of electricity

38
Bilibili 2024 Environmental, Social and Governance Report

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
03 Building Social Value
Eco-Friendly & Green Principles
Community Development & Social Responsibility
Corporate Governance
About the Report
Appendix

Promoting Green Awareness

We leverage our diverse content and platform to spread green ideas, inspiring the younger generation to get involved in protecting the environment in a way that resonates with them. Many nature and environmental documentaries on Bilibili, such as *The Nation Parks of China*, *Planet Earth III* and *The Land of Spirits*, have helped deepen users' understanding of nature from various perspectives. Meanwhile, our offline charity projects further instill respect and care for nature.

In 2024

25.3 bn
Videos views related to green, low carbon and waste sorting

100%
YoY growth

Green Awareness Campaign: Documentaries × Charity Projects

Our self-produced documentary *The National Parks of China* takes viewers into national parks through stunning visuals. This documentary is linked to Bilibili Charity Platform's "Caring for China's Rangers" project, calling on users and society to support rangers in protecting ecosystems.


我们的国家公园

The National Parks of China

Marine Conservation Campaign: Games × Charity Organizations

Our Charity Platform joined forces with the China Environmental Protection Foundation and our exclusively operated mobile game *Azur Lane* to create a coral conservation video, rallying collective action to protect marine ecosystems. With over 2.8 million views[1], the video has sparked more awareness and engagement in ocean conservation.


139

Five Days Under the Ocean! What's It Like to Plant Coral by Hand?



bilibili

Bilibili 2024 Environmental, Social and Governance Report

39

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
03 Building Social Value
Eco-Friendly & Green Principles
Community Development & Social Responsibility
Corporate Governance
About the Report
Appendix

Community Development & Social Responsibility

We take an active role in social responsibility, continually building a platform that connects with the younger generation. By focusing on areas like rural education, supporting vulnerable groups and promoting positive energy, we aim to "empower Gen Zs to become visionary, capable and responsible young people, making charity a part of their life."

Building our Charity Platform

We remain committed to giving back to society by building a Charity Platform that connects those in need with users, content creators and nonprofit organizations. By bringing partners together, we make charitable actions more efficient and impactful, collectively fostering positive social influence.

As an official public Internet fundraising platform designated by the Ministry of Civil Affairs, Bilibili Charity operates with transparency and strict compliance. We follow all relevant policies and laws, such as the *Charity Law of the People's Republic of China*, the *Basic Management Standards for Internet Public Fundraising Information Platforms of Charitable Organizations*, and the *Basic Technical Standards for Internet Public Fundraising Information Platforms of Charitable Organizations*. We also utilize a "Three Reviews and Three Verifications" system[39] to ensure all charity projects and organizations meet the highest standards. With trust and accountability at our core, we are driving meaningful changes across our community and broader society.

By the end of February, 2025

RMB 27 mn+
Total charity funds raised

1.07 mn+
Users participated in donations

Empowering Rural Education

Rural education is a cornerstone for bridging regional gaps, driving social progress and creating equal opportunities for all. We are making an impact with our unique "resources + talent + culture" model, bringing opportunity and hope to education development in rural areas in China.

Since 2019, we have focused on building rural schools as a way to improve regional education quality, while actively inviting content creators and members of the community to participate in supporting the development of rural education. In 2024, we continued to support our six Bilibili schools, including Beautiful Primary School, Aihua Dream Primary School , Soccer Primary School and others. We also added a seventh school to our list—Bilibili Mountain Song Primary School. We provided these schools with various forms of support, including infrastructure and equipment, facilities, competition resources and scholarships.

By the end of 2024

7
Bilibili-supported primary schools

7,195
Rural students enrolled


2021 • Huaping, Lijiang
Bilibili Aihua Dream Primary School
2021 • Huaping, Lijiang
Bilibili Happy Primary School
2024 • Yao'an, Chuxiong
Bilibili Mountain Song Primary School
2022 • Huize, Qujing
Bilibili Yili Primary School
2019 • Weishan, Dali
Bilibili Beautiful Primary School
2023 • Binchuan, Dali
Bilibili Soccer Primary School
2020 • Wuchuan, Zunyi
Bilibili Dream Primary School
Guizhou
Yunnan

Locations of the rural schools supported by Bilibili

Bilibili Mountain Song Primary School

Bilibili Mountain Song Primary School is located in Mayou Village, Yao'an County, Chuxiong Yi Autonomous Prefecture, Yunnan Province. This region is the birthplace of the Yi ethnic group's Meige intangible cultural heritage, and the school is named after its distinctive mountain song culture. In partnership with the Beijing Lide Future Education Foundation, we brought in four volunteer teachers—a music graduate and three top university graduates specializing in Chinese literature, applied math and more. Together, they developed a diverse curriculum with music courses and leading activities in English, math, reading and art, creating a well-rounded learning experience for students.

40 Supporting Holistic Student Growth 03 The “Bilibili Happy Scholarship” fuels creativity in rural education by supporting innovative teaching projects, personal growth groups and interest clubs. By empowering passionate educators, we are helping children in rural areas explore new possibilities, develop their individuality and learn in a way that sparks joy. By the end of 2024 RMB1.29mn The amount of Bilibili Happy Scholarship funds granted to support rural students 28 Campus Interest Clubs Sports, Arts and Ethnic Culture 3 Personal Growth Groups Photography, Jump Rope and Street Dance Bilibili 2024 Environmental, Social and Governance Report Bilibili Primary Schools at the 2024 China Online Audiovisual Annual Gala Students from Bilibili primary schools took the stage at the 2024 China Online Audiovisual Annual Gala, delivering a moving performance of the classic song “Childhood,” celebrating the innocence of youth. Guided by the State Administration of Radio Film and Television and co-created by over 20 leading online content platforms, the performance celebrated the energy, creativity and joy of childhood, showcasing the vibrant, uplifting and colorful spirit of Bilibili primary school students. 30 Teacher-Led Innovation Projects Nature, Science, Reading and Arts Three Supporting Areas of Bilibili Happy Scholarship Reimagining the Classic “Childhood” Bilibili 2024 Environmental, Social and Governance Report

Bilibili 2024 Environmental, Social and Governance Report

41

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
03 Building Social Value
Eco-Friendly & Green Principles
Community Development & Social Responsibility
Corporate Governance
About the Report
Appendix

Supporting Underprivileged Communities

Bilibili cares deeply about the diverse needs of people with disabilities, rural children, the elderly and other vulnerable communities. We leverage the platform's reach to collaborate with content creators, government agencies and social organizations to amplify their voices and foster their inclusion in society.

Empowering People with Disabilities

We provide opportunities for people with disabilities to develop skills and share their personal stories, giving them a platform to express their unique perspectives on life. We also team up with content creators to raise awareness and help shift how society views people with disabilities.

Understanding Life Without Sight

On Bilibili, the visually impaired content creator @Xia Guo Xia Guo documented his solo dining experience in the vlog *A Blind Person's Entire Journey of Dining Out Alone*. This 13-minute documentary vlog, which won the Bilibili 2024 UP100—Best Works of the Year Award, provided 28 million viewers with a firsthand perspective of the visually impaired community. The video sparked widespread discussions on issues such as blocked tactile paving and accessible dining options. When visually impaired individuals shift from being the subjects of discussion to becoming storytellers themselves, Bilibili becomes a crucial platform for marginalized communities to challenge biases and engage with society.


追光者
视障视频创作者

Life as a Visually Impaired College Student

Supporting People with Intellectual Disabilities

Bilibili Charity collaborated with leading food content creators @Dao Yue She Shi Yu Ji, @Mian Yang Liao Li and @Ri Shi Ji, to organize a heartwarming New Year's celebration for employees at Nanjing Aide Bakery, where more than half of the staff are intellectually disabled. Despite the challenges they face in social integration, they create value through their hard work. This special campaign not only showcased their daily lives but also conveyed the message that a life with dignity should never be a privilege for just a few.


新年快乐

Special New Year's Eve Dinner

Safeguarding Children's Rights

Children are the future and hope of society. We are committed to protecting children's rights, supporting initiatives like the "Spring Willow Plan for Left-Behind Girls," "Power Up for Girls," "Protecting Children from Sexual Assault," and efforts to prevent child abuse—providing aid and a safe environment for children in need.

Happy Children's Day Funfair

Bilibili organized a Children's Day funfair with diverse activities spanning education, daily life, art and health, deeply engaging users in charity initiatives. Users joined hands to support child-centric charity projects, while 34 content creators advocated for children in need, helping children in rural areas overcome challenges and look toward a brighter future.


我想邀请你一起过六一。
我和爸爸妈妈去水上乐园玩，
我带着一身水抱住了他们，
大家都湿淋淋的，但很开心！
我想把这份快乐也带给你
来自：
春柳计划关爱留守女童
为奶奶做了一桌菜庆生
她开心的又多了条皱纹

Support for Children with Critical Illnesses

Bilibili Charity partnered with the cast of *Sunny Tomorrow* and Ai You Foundation to launch the Red Wristband "Medical Aid for Critically Ill Children" initiative. The campaign raised awareness and mobilized support for children with severe medical conditions through the TV show, *Sunny Tomorrow*. By the end of 2024, the show's crew had cumulatively donated RMB300,000 to help fund life-saving treatments, turning empathy into action.

Bilibili 2024 Environmental, Social and Governance Report

42

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
03 Building Social Value
Eco-Friendly & Green Principles
Community Development & Social Responsibility
Corporate Governance
About the Report
Appendix

Advocating Positivity

Bilibili is committed to demonstrating the power of positive content. We use our platform's influence to share the richness of Chinese culture with the world. At the same time, we support heritage preservation, raise awareness of social issues and bring in diverse international perspectives, creating a positive and inclusive content ecosystem for our users.

Promoting Traditional Culture

We encourage content creators to present traditional culture in ways that appeal to young generations. By extracting cultural symbols and integrating them with anime, technology and pop culture, content creators are continuously innovating new ways to express traditional culture, breathing new life into cultural heritage through interactive storytelling.

Content Creator @Zheng Zhi Jiang Shi - Li Zheng Str: Bringing History and Culture to Life through Playful Storytelling

He reimagines historical education in ways that resonate with young audiences, blending rigorous research with the language and humor of internet culture. Through his signature approach of "historical figure profiling," he breathes new life into long-forgotten archives. His *Yongzheng Dynasty* series reconstructs history through cinematic narratives, viral memes and interactive bullet chats, amassing over 100 million views. By mixing tradition with modern expression, he has made historical knowledge more accessible and relevant to everyday life for the younger generation.



Spotlight Series: The Real Stories Behind *Yongzheng Dynasty*

Bilibili New Year's Eve Gala: Innovating the Expression of Traditional Culture

During our "2024 Most Beautiful Night" New Year's Eve Gala, we brought traditional culture to life with fresh, youthful creativity. One standout moment was when the virtual idol Luo Tianyi teamed up with opera masters for "*Xi You Jiu Zhou*," blending pop music with traditional opera. The "*Bilibili Old Street Shows*" segment reimagined folk art like vocal impersonations and puppetry using modern stage technology. These innovative performances not only captivated young audiences but also sparked a creative passion for the revival of Chinese cultural trends.



Xi You Jiu Zhou - Luo Tianyi x Opera Masters

Supporting Relics Preservation

Digital technology is breathing new life into cultural relics, making history more accessible and engaging than ever. Through cross-sector charity events and documentaries co-produced with relevant preservation organizations, we are raising awareness and ensuring that historical legacies continue to thrive in the digital age.

Cross-Sector Collaboration for Heritage Preservation

Bilibili Charity, in partnership with BLG Esports and cultural heritage institutions, launched the "Heritage Keepers Support Initiative." The program provides scholarships and practical training funds for 600 heritage conservation students working in rural Shanxi Province. Additionally, BLG Esports established a dedicated scholarship and co-organized public fundraising to support grassroots preservation talent, demonstrating its commitment to social responsibility.



BLG Is Defending China's Cultural Treasures—Stand With Us

Highlighting Stories of Relic Guardians

Bilibili and the Shanxi Cultural Relics Bureau brought history to life with the jointly produced docuseries *The Last Watch*, an eight-episode series exploring the stories of eight immovable relics across the Shanxi Province and those who protect them. Through powerful storytelling, the series highlights the deep bond between the relics and their guardians, inspiring viewers to take part in preservation efforts. The series garnered over 22 million views[9] and earned China's National Radio and Television Administration (NRTA) Outstanding Domestic Documentary award in the second quarter of 2024.


文物守护人
THE LAST WATCH

The Last Watch

Bilibili 2024 Environmental, Social and Governance Report

43

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
03
Building Social Value
Eco-Friendly & Green Principles
Community Development & Social Responsibility
Corporate Governance
About the Report
Appendix

Caring for Stray Animals

Our content creators have used their love and creativity to give stray animals a voice, sharing stories that show genuine care for all living beings. These heartfelt pieces not only help animals find a second chance but also inspire young viewers to respect all forms of life and lead with compassion.

Annual Charity Creators Helps Promote Stray Animal Adoptions

Bilibili's annual charity award-winning content creator @Yuan Yuan De Zhi Zi shares engaging stories and knowledge about pets. She promotes awareness of animal protection, helps stray cats find homes and provides assistance to stray animal rescue organizations, calling on more people to focus on and help protect stray animals.



Cat: There's No Time! Let's Go to Your Home

Portraits of Society

Our documentaries capture real-life social changes, showcasing the human stories behind shifting times. These works document ordinary lives while also provoking deep reflection on contemporary issues, demonstrating a powerful sense of empathy and humanity.

Letters Across the Strait Showcases Changes through the Eras

We, in collaboration with Fujian Provincial Radio and Television Group and other partners, co-produced *Letters Across the Strait*, a documentary that showcases the profound changes over time and the emotional journeys of ordinary people amidst these transformations. The documentary earned several prestigious awards, including the 17th "Five-Ones Project" Award for Spiritual Civilization as well as the "Top Ten Series Award" and "Best Director Award" at the 29th China Documentary Awards ceremony.



Letters Across the Strait

Facilitating Cultural Exchange

We have built a new bridge for cultural dialogue between China and the world, attracting global creators to showcase Chinese culture through innovative formats. At the same time, we have brought in diverse international perspectives, transforming cultural exchange from a one-way street into a two-way interaction, sparking cross-cultural resonance among young audiences.

International Creators Bridging Music Cultures

Canadian-Chinese singer-songwriter @JKAI Jie Kai creates professional music content with a global vision. In 2024, he teamed up with vocal coach "Teacher Orange" on a video series that quickly went viral for its authentic reactions and candid critiques. Their honest, insightful commentary breaks down cultural barriers, helping international audiences connect with Chinese music while giving Chinese fans a fresh international perspective—making "music without borders" a reality.



International Vocal Teacher's First Reaction to...

Fresh Perspectives on Expertise from Overseas Content Creators

The winner of Bilibili's Annual Overseas Content Creator award, @Chubbyemu, introduced an innovative "medical detective drama" format, combining clinical reasoning and 3D animation to present medical knowledge in an engaging way. While attracting millions of views on average, his videos also enriched the platform's educational content ecosystem with a unique perspective.



A Student Ate the Leftover Noodles from His Roommate...

bilibili

44 04 Corporate Governance Responsible Governance 04 In 2024, we refined and upgraded our internal policies, including the Anti-Fraud and Supervision System and Management Measures for Business Entertainment Expenses, to further standardize employee conduct. By the end of the reporting period, 100% of full-time employees had signed the Anti-Corruption and Anti-Fraud Commitment. ESG Governance We integrate ESG-related indicators into the salary and bonus assessments of our ESG Working Group, linking compensation to sustainability performance. This approach ensures that sustainability receives full attention and effective management. Bilibili 2024 Environmental, Social and Governance Report Bilibili operates under a solid corporate governance framework to ensure compliance while continuously enhancing business ethics and risk management. We place great importance on intellectual property protection and deeply integrate sustainability into our daily operations, actively instituting ESG best practices. Bilibili 2024 Environmental, Social and Governance Report

Bilibili 2024 Environmental, Social and Governance Report

45

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
Building Social Value
04 Corporate Governance
Responsible Governance
ESG Governance
About the Report
Appendix

Responsible Governance

Bilibili is committed to business integrity, continuously refining internal governance and risk control under a solid management framework while strengthening intellectual property protection.

Governance Structure

As Bilibili's highest decision-making body, the Board of Directors maintains strong independence and expertise, providing precise and authoritative guidance at every stage of the Company's development. We have three specialized committees—an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee[40] to oversee and guide our management systems, major strategies and critical decisions.


Board of Directors
Audit Committee
Compensation Committee
Nomination and Corporate Governance Committee

The Board's Governance Structure

We value having an independent, diverse and skilled Board of Directors. When selecting members, we consider factors such as gender, age, professional background, industry experience and occupational skills. This nomination scope helps ensure the Board brings a broad, well-rounded perspective to support operational compliance and informed decision-making.

To strengthen compliance awareness, improve the quality of our decision-making and elevate our corporate governance, we conducted training during the reporting period for all Board members and management personnel, covering topics such as listing compliance, corporate governance, ESG risk management and ratings, and anti-fraud measures.

Name	Gender	Position/Role	Industry Specialist	Risk Specialist	Financial Specialist	HR Specialist
Chen Rui	Male	Chairman of the Board and Chief Executive Officer	✓	✓		
Li Ni	Female	Vice Chairwoman of the Board and Chief Operating Officer	✓			✓
Xu Yi	Male	Founder, Director and President	✓			
Gan Jianping	Male	Independent Director	✓	✓		
He Zhenyu	Male	Independent Director		✓	✓	
Li Feng	Male	Independent Director	✓	✓		
Ding Guoqi	Male	Independent Director			✓	✓

Members of Bilibili's Board of Directors

Bilibili 2024 Environmental, Social and Governance Report 46 Risk Management Bilibili continuously considers refining risk risk management identification a cornerstone and response of mechanisms our continuous . By embedding development risk. awareness We have established into our corporate a comprehensive culture, we risk strengthen governance risk prevention system41, across the organization. Business departments Board of Nomination and Corporate “Three Directors Governance Committee Defense Lines” 04 Middle & functional Supervision and Review and support Identification and departments decision-making reporting Internal audit Risk Management Framework We conduct regular risk identification through methods such as SOX self-assessments and specialized internal audits of key business areas. We also collaborate closely with independent third-party auditing firms, ensuring that external audits are performed annually and cover all of the Company’s business lines. Our Company has established a comprehensive risk management process. Identified risks are reported through a Special Risk List to business leaders and the Chief Financial Officer, and then submitted to the Company’s Chief Executive Officer and independent directors via the Board’s professional committee. Under the guidance of the Board and management team, the internal audit department follows up on these risks and ensures that corrective actions are implemented. In addition, we continue to strengthen our risk management culture. During the reporting period, we conducted targeted internal interviews and training to help staff identify risks, design better controls for business processes, evaluate the effectiveness of key controls and improve overall risk management efficiency.

47 04 Business Ethics Bilibili is committed to the highest standards of business ethics and actively promotes a culture of integrity. We have a zero-tolerance policy for bribery, corruption and fraud, ensuring strong compliance practices that protect all stakeholders. Optimizing Policies & Systems Based on the Anti-Unfair Competition Law of the People’s Republic of China, the United Nations Convention against Corruption and other laws and regulations, we have established a business ethics system with the Bilibili Code of Business Conduct and Ethics at its core, addressing issues such as anti-corruption, intellectual property protection, anti-discrimination and harassment, and fair trade practices. In 2024, we strengthened our internal policies to set more explicit standards for employee conduct. This included updating our rules and systems, such as the Management Measures for Business Entertainment Expenses, the Management Measures for Employee Gift Acceptance and the Anti-Fraud and Supervision System. We respect the principle of market competition, support and maintain a fair and accessible market competition environment, and oppose any form of unfair competition, monopoly and money laundering. During the reporting period, no monopoly, extortion unfair competition or money laundering incidents occurred in our Company. As of the end of the reporting period 100% Full-time employees had signed the Anti-Corruption and Anti-Fraud Commitment Raising Internal Awareness All of our new hires receive business ethics training, and we regularly update employees on industry regulations through comprehensive training to strengthen their understanding of ethical business practices. In 2024, Bilibili’s Self-Discipline Committee provided ethics training to all employees, including part-time staff, outsourced workers and interns. The training combined a mix of system overviews and case studies and covered topics like fraud prevention, oversight systems, reporting procedures and gift acceptance policies. At the end of the training, all participants took a quiz to confirm their understanding of the material. Bilibili 2024 Environmental, Social and Governance Report Standardizing Supplier Conduct The the terms onboarding outlined process in the for Business new suppliers Ethics Commitment includes signing by clarifying our Business violations Ethics and Commitment introducing, which better -all defined, 32 of our tiered suppliers disciplinary have signed measures . In 2024, for supplier we strengthened breaches, further ensuring supply chain integrity and compliance, all following integrity-related rules outlined in the Supplier Management Policy. Transparency of the Whistleblowing Mechanism Bilibili has set up a robust and diverse whistleblowing system with multiple ways to report concerns. We encourage employees, suppliers and other stakeholders to promptly report any potential rule or policy violations through our online platform, anonymous mail or telephone hotline. Reports are carefully reviewed by team leaders, Bilibili Compliance Officers, the Self-Discipline Committee and other organizational units to ensure our business ecosystem stays fair and ethical. We also protect whistleblowers by limiting access to relevant information to prevent leaks or retaliation. In 2024, we conducted ethics trainings for all employees to clarify reporting channels and grievance categories, enhancing organization-wide awareness of compliance protocols. During the reporting period, the Company concluded two corruption-related cases. Additionally, our Self-Discipline Committee investigated and adjudicated 19 suspected violations involving 20 employees, four of whom were referred to judicial authorities. Safe and Easy-to-Access Channels Multiple-Party Handling Whistleblower Protection Online platform Team leader Information confidentiality Anonymous mail Bilibili Compliance Officer Strict access control Phone call Self-Discipline Committee Assistance with evidence collection

Bilibili 2024 Environmental, Social and Governance Report

< 48 >
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
Building Social Value
04
Corporate Governance
Responsible Governance
ESG Governance
About the Report
Appendix

Intellectual Property Protection

Bilibili emphasizes the protection of all intellectual property rights and innovative R&D achievements. In compliance with regulatory frameworks, such as the *Requirements for Enterprise Intellectual Property Compliance Management System*, we continue to enhance our IP governance capabilities to safeguard innovation-driven business growth.

Compliance Management

- Improved and updated the *Bilibili IP Compliance Management Manual* and related management documents, including adding the *Bilibili IP Written Information Control Procedures* and updating the *Bilibili IP System Internal Audit and Control Procedures*, along with other IP system-related documents

Strategic Guidelines

- Introduced the *Bilibili Physical Product IP Deployment Strategy Guidelines*, offering comprehensive intellectual property strategies and guidance for the design and development of our physical products, ensuring robust intellectual property rights protection

Domain Name Management

- Released the *Bilibili Domain Name Management Specification* to provide guidance for domain name procurement, filing, modification, deployment, SSL certificates, multi-level domain name management, naming rules and other domain name lifecycle matters
- Launched a global brand domain monitoring initiative to combat domain name squatting through arbitration and prevent the misuse of domains by potentially unlawful businesses—helping protect our brand reputation

IP Protection in the AI Industry

Bilibili prioritizes protecting the intellectual property of our AI-driven technologies, including AIGC creation features and smart search capabilities, to foster innovation and strengthen our competitive edge in the AIGC space. As laws and regulations around AIGC continue to evolve and regulations tighten, we actively monitor industry compliance trends, manage intellectual property risks, ensure compliance and protect our reputation and brand.

Special Project Monitoring and Analysis

Along with regular internal AIGC patent alert updates, we conduct analysis on AIGC applications and patents in the internet industry, proactively updating our strategies according to the latest market changes.

Patent Applications & Grants

We actively file patents for AIGC technology. In 2024, we filed 83 related patent applications and secured 13 patents for the year covering areas such as AIGC video generation, AIGC model training and AI content moderation, ensuring legal protection for our technological innovations.

Specialized Training

In 2024, we held five AIGC IP protection training sessions for employees and content creators. These sessions were tailored for diverse audiences to increase awareness and reduce infringement risks.

Strengthening IP Protection Awareness

Bilibili provides ongoing IP education and training to help employees and content creators better understand legal rights and protections.

Bilibili x Yangpu Court IP Awareness Campaign

In March 2024, Bilibili conducted educational initiatives for users and content creators on copyright rules, fair use and legal risks in video creation through both online educational videos and offline seminars, enhancing overall understanding and awareness of IP rights.



"Partnership Authorization and Trademark Risks" Training

In November 2024, Bilibili conducted online and offline training on *Partnership Authorization and Trademark Risks* for the IP Operations and Marketing Departments. The training covered trademark basics, infringement risks and considerations for co-branding authorization to help strengthen trademark management and ramp up our IP management capabilities.


商标的作用和风险
作用
专有权
排他权
风险

bilibili

49 2024 Achievements in Bilibili’s IP Rights Protection Bilibili’s “Bullet Chat Toggle” Patent Excellence Prize, 25th China Patent Award Became a representative of Shanghai’s first batch Passed annual IP Management System audits of “IP Business Environment Experience Officers” Passed the cultivation of high-value patents Won the 2024 Outstanding IP Protection by Shanghai Central project Projects in Shanghai Received further legal recognition and “bilibili” and “” were included in the expanded protection scope inaugural Beijing Key Trademark Protection Directory 04 During the reporting period, we gained various intellectual property rights as follows: Project 2023 2024 Total granted 1,281 2,143 Patents Newly granted 296 862 Total registered 2,768 3,017 Copyrights Newly registered 921 249 Total registered 8,693 8,909 Trademarks Newly registered 539 216

50 ESG Governance 04 Bilibili has strengthened its ESG management by improving our scientific ESG governance structure, working closely with stakeholders and refining how we assess material issues to support our sustainable growth. ESG Governance Structure Bilibili has established an ESG governance framework aligned with our corporate development. The Board of Directors provides oversight, strategic support and approvals on ESG-related decisions while authorizing the ESG Committee to coordinate and manage ESG initiatives. The ESG Committee formulates objectives and action plans, addressing key concerns from stakeholders and the international community, which are then executed by the ESG Working Group. Furthermore, we have integrated ESG-related indicators into salary and bonus assessments for members of the ESG Working Group to ensure prioritized attention and effective implementation of ESG objectives. Board of Responsible for evaluating, supervising and approving major ESG-Directors related matters Coordinate and manage ESG-related matters and provide sustainability ESG Committee advice for the Board of Directors Formulate ESG objectives and action paths ESG Working Group Responsible for the communication, implementation and execution of ESG inititatives under the guidance of the ESG Committee ESG Governance Structure Bilibili 2024 Environmental, Social and Governance Report Board’s ESG Statement The Board’s ESG Responsibilities The Board of Directors oversees Bilibili’s ESG strategy and related matters at the highest level and is ultimately responsible for ESG-related outcomes. To support their efforts, the Board has established the ESG Committee responsible for regularly identifying potential ESG risks and opportunities arising from business operations. The ESG Committee anchors ESG development strategies, objectives and policies based on the Company’s practical needs, while progressively advancing their implementation. ESG Risk Identification The ESG Committee keeps track of global sustainability trends and industry best practices while staying in close communication with internal and external stakeholders. By identifying and assessing key ESG risks, the ESG Committee helps shape our sustainability strategy. ESG Target Oversight Aligned with the theme of sustainable development, the ESG Committee sets the Company’s ESG objectives and implementation pathways while addressing concerns from stakeholders and the international community. The Committee regularly reviews progress, assesses performance on sustainability goals and refines strategic directions to stay in step with evolving sustainability standards and industry best practices. Bilibili 2024 Environmental, Social and Governance Report

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51

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
Building Social Value
04 Corporate Governance
Responsible Governance
ESG Governance
About the Report
Appendix

Stakeholder Engagement

We continue strengthening ties with stakeholders in various ways and through diverse channels, building open and collaborative relationships to help create a sustainable future together.

Stakeholders	Stakeholders' Concerns	Communication & Response	Frequency
Shareholders and Investors	• Sustained and stable business growth • Compliance management • Corporate governance and risk management • Energy management and carbon emissions	• Shareholders' meetings • Periodic reports and announcements • Investor days • Investor emails and meetings • Investor relations website and WeChat mini-program	• Regular shareholders' meetings • 4 quarterly earnings conference calls and annual investor day • Over 50 global investor summits • Over 500 onsite shareholder/investor meetings • Over 300 online shareholder/investor meetings • Timely Investor Relations website and Wechat mini-program updates
Government and Regulatory Authorities	• Compliance management • Data & privacy protection • Information security • Energy management and carbon emissions	• Information disclosure • Project collaboration • Supervision and inspection • On-site visits and receptions • Security incident reporting	• Routine communication and reporting • Spontaneous on-site supervision and inspection
Users	• User experience • Data security • Data & privacy protection • Product quality • Responsible marketing • Anti-addiction for minors	• User feedback channels • Company website and social media engagement • Management policies and user agreements	• Timely feedback and communication • Ongoing updates on management policies and measures
Employees	• Employee rights protection • Employee health and safety • Employee training and development • Diversity and equality	• Internal OA system • Internal briefings • Regular reviews and feedback collection • Online and offline training activities	• Employee interviews - no less than four times a year • Employee care activities - at least once a month • Communication between employees and senior management - no less than 4 times a year
Suppliers	• Mutual benefits • Fair competition • Supplier empowerment	• Bid invitations • Project procurement • Contracts and agreements • On-site visits • Inter-company visits and opinion exchanges (online and offline) • Industry conferences	• Multiple business alignment talks, project-specific meetings and real-time problem-solving based on business type • Procurement project communications • Non-project general communication and exchange activities
Community	• Energy management and carbon emissions • Charity projects • Community investment	• Community events • Company website and social media activities • Initiate and engage in charity projects	• A dedicated department responsible for our rural education projects • Community activities including volunteer activities and self-organized charity events, in-house charitable events, etc. - at least once a year • Real-time updates of Bilibili's public welfare official account • Supported a total of 101 fundraising projects through public welfare platforms, benefiting the elderly, children, people with disabilities and wildlife

52 Materiality Assessment Each year, we analyze major issues at least once to better understand and respond to risks tied to our strategy, operations and ESG goals. Referencing market-wide ESG priorities, industry best practices and stakeholder feedback, we have identified 19 material ESG topics. This report highlights Bilibili’s 2024 performance in environmental, social and governance areas surrounding these topics. 04 Economy 1 Content security and quality 2 Cybersecurity and privacy protection 3 Operational compliance 4 Corporate governance and risk management 5 Community atmosphere 6 Intellectual property protection 7 Supplier management 8 Responsible marketing 9 Product innovation High 1 2 14 16 3 15 5 4 10 8 Significance 7 17 to 9 Society Environment 6 10 Employee health and 17 Climate change risks stakeholders 18 safety Energy management and 13 18 12 11 Employee rights carbon emissions 11 protection 19 Biodiversity conservation Employee diversity and 19 12 equality 13 Staff training and development Community charity Economy 14 15 Anti-addiction for minors Medium Significance to sustainability of the Company Society High 16 Minors’ protection Environment Matrix of Materiality Major Issues List Bilibili 2024 Environmental, Social and Governance Report

53 About the Report Description Confirmation and Approval This report is the fifth Environmental, Social and Governance (“ESG”) report published by Bilibili Inc. (“Bilibili,” “we” or This report was approved by the Board of Directors on March 25, 2025 after confirmation by management. the “Company” )Nasdaq: BILI; HKEX: 9626to exemplify our values, initiatives and performance in ESG. Scope of the Report Report Access This report covers the activities of Bilibili Inc. and its subsidiaries (“Bilibili” “we” or the “Company”) from January 1, This report is provided in both Chinese and English. For the purpose of environmental protection, we recommend perusing 2024 to December 31, 2024 (the “reporting period”), unless otherwise stated. the electronic version, which is available under Bilibili Inc.’s Financial Statements/Environmental, Social and Governance Information section on the HKEX website and under the ESG section on the Company’s Investor Relations website. References Contact Us This report complies with C2 of the Rules Governing the Listing of Securities: Environmental, Social and We value the opinions of our stakeholders and welcome readers to contact us through the contact information Governance Reporting Guide released by The Stock Exchange of Hong Kong Limited (“HKEX”). It was compiled below. Your input will help us improve our reporting and enhance our ESG performance. with reference to the United Nations Sustainable Development Goals (“SDGs”) and issues of concern identified by Email: ir@bilibili.com the global leading rating agency MSCI ESG ratings and The S&P Global Corporate Sustainability Assessment (CSA). Tel.: +86 (0) 21 2509-9255 Sources of Information The information and case studies in the report were obtained from the Company’s statistical reports and related documents. We undertake that the report contains no false or misleading statements, and are responsible for the authenticity, accuracy and completeness of its content.

Bilibili 2024 Environmental, Social and Governance Report

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Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Appendix

Appendix I: ESG Indicators

Environmental Indicators[42]

Indicators		Unit	2024	2023
Emissions				
Greenhouse gas emissions[35, 38]	Total greenhouse gas emissions (Scope 1,2)	tco$_2$e	6,637	7,234
	Total greenhouse gas emissions (Scope 3)	tco$_2$e	98,538	65,883
	Greenhouse gas emission intensity (Scope 1,2)	tco$_2$e/m^2	0.06	0.05
Resource use				
Water[36]	Water use	Tonnes	65,417	92,395
	Water use intensity	tonne/m^2	0.55	0.69
Energy	Purchased electricity	kWh	12,366,975	12,693,101
	Comprehensive energy consumption[34]	tce	1,520	1,560
	Comprehensive energy consumption intensity	tce/m^2	0.01	0.01
Packaging materials[37]	Total packaging materials use	Tonnes	3,125	3,275
	Packaging materials use intensity	tonne/RMB10,000 GMV	0.01	0.02

Social Indicators

Indicators		Unit	2024	2023
Employment				
Number of employees – by gender	Male	Person	4,516	4,995
	Female	Person	3,572	3,806
Number of employees – by type	Full time	Person	8,088	8,801
	Part time	Person	0	0
Number of employees – by age	Gen Z+[23]	Person	7,864	8,548
	Non-gen Z+	Person	224	253
Number of employees – by region	Shanghai	Person	5,635	5,598
	Chengdu	Person	645	818
	Nanjing	Person	445	665
	Wuhan	Person	407	471
	Chinese Mainland (excluding mentioned regions), Hong Kong SAR, Macau SAR, Taiwan Region and overseas	Person	956	1,249
Number of employees – by function	Product & technology	Person	3,632	3,751
	Content audit	Person	2,247	2,868
	Operations	Person	1,646	1,653
	Management, sales, finance and administration	Person	563	529
Employee turnover rate[43]	Overall turnover rate	%	17	22
Employee turnover rate – by gender	Male	%	17	22
	Female	%	16	22

bilibili

Bilibili 2024 Environmental, Social and Governance Report

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Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Indicators		Unit	2024	2023
Employee turnover rate – by age	Gen Z+	%	17	23
	Non-gen Z+	%	10	6
Employee turnover rate – by region	Chinese Mainland	%	17	22
	Hong Kong SAR, Macao SAR, Taiwan Region and Overseas	%	25	39
Health & Safety				
Accumulated number of work-related fatalities that occurred in the past three years (including the reporting year)		Person	0	0
Number of workdays lost due to work-related injuries		Days	425	98
Development & Training				
Percentage of trained employees among genders[25]	Male	%	96	92
	Female	%	99	93
Percentage of trained employees among position levels[25]	Senior management	%	100	100
	Middle management	%	80	72
	General staff	%	98	93
Percentage of trained employees by gender[26]	Male	%	50	57
	Female	%	50	43
Percentage of trained employees by position level[26]	Senior management	%	1	1
	Middle management	%	1	2
	General staff	%	98	97
Average training hours per employee among genders[24]	Male	Hours	31	34
	Female	Hours	40	31
Average training hours per employee among position levels[24]	Senior management	Hours	36	43
	Middle management	Hours	16	37
	General staff	Hours	36	32
Supply Chain Management				
Number of suppliers by region	Chinese Mainland	Number	7,348	10,835
	Hong Kong SAR, Macao SAR, Taiwan Region and overseas	Number	1,052	724

Indicators		Unit	2024	2023
Product Responsibility				
Percentage of products recalled due to safety and health concerns		Number	0	0
Number of product/service complaints		Thousand	11	27
Intellectual Property Protection				
Patents	Registered patent applications	Item	2,143	1,281
	Newly registered patents	Item	862	296
Copyrights	Registered copyright applications	Item	3,017	2,768
	Newly registered copyrights	Item	249	921
Trademarks	Registered trademark applications	Item	8,909	8,693
	Newly registered trademarks	Item	216	539
Privacy Protection				
Customer privacy violation complaints		Number	0	0
Privacy & data security protection coverage		%	100	100
Information Security/Cybersecurity				
Data security training coverage of cybersecurity-related employees		%	100	100
Frequency of information security auditing		Times/Year	4	4
Anti-corruption				
Number of corruption-related cases concluded		Number	2	0
Anti-corruption related training	Staff training coverage	%	100	100
	Board training coverage	%	100	100
Community Investment				
Public welfare primary school project	Cumulative number of Public Welfare Schools	Number	7	6
	Cumulative issuance of Bilibili Happy Scholarship funds	million RMB	129	119

56 Appendix II: List of Major Applicable Laws & Regulations During the reporting period, Bilibili complied with the following major laws and regulations that have significant impact on it: Product Quality Law of the People’s Republic of China Labor Law of the People’s Republic of China Law of the People’s Republic of China on the Protection of Consumer Rights and Interests Standardization Law of the People’s Republic of China Labor Contract Law of the People’s Republic of China E-Commerce Law of the People’s Republic of China Regulation of the People’s Republic of China for the Administration on Law on the Protection of Women’s Rights and Interests of the People’s Republic Production License of Industrial Products of China Anti-Monopoly Law of the People’s Republic of China Patent Law of the People’s Republic of China Provisions on the Prohibition of Using Child Labor Measures for the Administration of Internet Advertising Copyright Law of the People’s Republic of China Social Insurance Law of the People’s Republic of China Management of Generative Artificial Intelligence Services Rules for the Implementation of the Patent Law of the People’s Republic of Trade Union Law of the People’s Republic of China Cyber Violence Information Governance Provisions China Law of the People’s Republic of China on Work Safety Law of the People’s Republic of China on the Protection of Minors Environmental Protection Law of the People’s Republic of China Law of the People’s Republic of China on Prevention and Control of Interim Measures for the Administration of Censorship of Advertisements on Environmental Impact Assessment Law of the People’s Republic of China Occupational Diseases Drugs, Medical Devices, Dietary Supplements and Formula Foods for Special Medical Purposes Regulations on the Administration of Construction Project Environmental Cybersecurity Law of the People’s Republic of China Protection Regulations on the Audit of Advertisements for Mass Media Administrative Measures on Internet Information Services Water Law of the People’s Republic of China Charity Law of the People’s Republic of China Measures for the Administration of Security Protection of Computer Information Law of the People’s Republic of China on Prevention and Control of Water Networks with International Interconnections Basic Management Standards for Internet Public Fundraising Information Pollution Platforms of Charitable Organizations Ordinance of the People’s Republic of China on the Protection of Computer Law of the People’s Republic of China on the Prevention and Control of Information System Security Basic Technical Standards for Internet Public Fundraising Information Environmental Pollution by Solid Wastes Platforms of Charitable Organizations Provisions on the Confidentiality Management of International Networking of Air Pollution Prevention and Control Law of the People’s Republic of China Computer Information Systems United Nations Convention against Corruption Integrated Emission Standard of Air Pollutants Advertising Law of the People’s Republic of China Energy Conservation Law of the People’s Republic of China Price Law of the People’s Republic of China Electric Power Law of the People’s Republic of China Law of the People’s Republic of China Against Unfair Competition

Bilibili 2024 Environmental, Social and Governance Report

57
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Appendix III: HKEX ESG Guide Content Index

Subject Areas, Aspects, General Disclosures and KPIs		2024 Environmental, Social and Governance Report
A. Environmental		
Aspect A1	Emissions	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Building Social Value - Eco-Friendly and Green Principles
KPI A1.1	Types of emissions and respective emissions data.	Not applicable
KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and where appropriate, intensity (e.g., per unit of production volume, per facility).	Building Social Value - Eco-Friendly and Green Principles
KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Not applicable
KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Not applicable
KPI A1.5	Description of emission target(s) and steps taken to achieve them.	Building Social Value - Eco-Friendly and Green Principles
KPI A1.6	Description of hazardous and non-hazardous waste management methods and reduction target(s) and steps taken to achieve them.	Not applicable
Aspect A2	Resource Use	
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials. Resources usable for production, storage, transportation, buildings and electronic devices.	Building Social Value - Eco-Friendly and Green Principles
KPI A2.1	Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (kWh in '000s) and intensity (e.g., per unit of production volume, per facility).	Building Social Value - Eco-Friendly and Green Principles
KPI A2.2	Total water consumption and intensity (e.g., per unit of production, per facility).	Building Social Value - Eco-Friendly and Green Principles
KPI A2.3	Description of the energy efficiency targets set and the steps taken to meet these targets.	Building Social Value - Eco-Friendly and Green Principles
KPI A2.4	Description of any issues with access to appropriate water sources, as well as water use efficiency targets established and steps taken to meet these targets.	Building Social Value - Eco-Friendly and Green Principles
KPI A2.5	Total amount of packaging material used in finished goods (in tonnes) and, if applicable, per unit of production.	Building Social Value - Eco-Friendly and Green Principles
Aspect A3	Environment and Natural Resources	
General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	Building Social Value - Eco-Friendly and Green Principles
KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Building Social Value - Eco-Friendly and Green Principles
Aspect A4	Climate Change	
General Disclosure	Identification of and measures to address climate change-related policies that had and may have a significant impact on the issuer.	Appendix IV
KPI A4.1	Description of significant subsequent issues that have and may have an impact on the issuer, and actions to address them.	Appendix IV

Bilibili 2024 Environmental, Social and Governance Report

58

Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Subject Areas, Aspects, General Disclosures and KPIs		2024 Environmental, Social and Governance Report
B. Social		
Aspect B1	Employment	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment, and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Enhancing Industry Value - Talent Protection and Diversified Development
KPI B1.1	Total workforce by gender, employment type (e.g., full- or part-time), age group and geographical region.	Enhancing Industry Value - Talent Protection and Diversified Development
KPI B1.2	Employee turnover rate by gender, age group and geographical region.	Appendix I
Aspect B2	Health & Safety	
General Disclosure	Information on: (a) the policies; and (b) the relevant laws and regulations with significant impact on the issuer regarding the provision of a safe work environment and protecting employees from professional hazards.	Enhancing Industry Value - Talent Protection and Diversified Development
KPI B2.1	Number and rate of work-related fatalities that occurred in each of the past three years including the reporting year.	Appendix I
KPI B2.2	Number of workdays lost due to work-related injuries.	Appendix I
KPI B2.3	Description of occupational health and safety measures adopted and how they are implemented and monitored.	Enhancing Industry Value - Talent Protection and Diversified Development

Subject Areas, Aspects, General Disclosures and KPIs		2024 Environmental, Social and Governance Report
Aspect B3	Development & Training	
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Note: training refers to vocational training and may include internal and external courses paid for by the employer.	Enhancing Industry Value - Talent Protection and Diversified Development
KPI B3.1	Share of employees trained by gender and employee category (e.g., senior management, middle management).	Appendix I
KPI B3.2	Average training hours completed per employee by gender and employee category.	Appendix I
Aspect B4	Labor Standards	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	Enhancing Industry Value - Talent Protection and Diversified Development
KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	Enhancing Industry Value - Talent Protection and Diversified Development
KPI B4.2	Description of steps taken to eliminate such practices when discovered.	Enhancing Industry Value - Talent Protection and Diversified Development
Aspect B5	Supply Chain Management	
General Disclosure	Policies on managing environmental and social risks of the supply chain.	Enhancing Industry Value - Shared Development with Industry Partners
KPI B5.1	Number of suppliers by geographical region.	Enhancing Industry Value - Shared Development with Industry Partners

Bilibili 2024 Environmental, Social and Governance Report

59
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Subject Areas, Aspects, General Disclosures and KPIs		2024 Environmental, Social and Governance Report
KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Enhancing Industry Value - Shared Development with Industry Partners
KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Enhancing Industry Value - Shared Development with Industry Partners
KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Enhancing Industry Value - Shared Development with Industry Partners
Aspect B6	Product Responsibility	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labeling and privacy matters relating to products and services provided and methods of redress.	Creating Community Value - Active Community & Healthy Ecosystem
KPI B6.1	Percentage of total products sold or shipped that had to be recalled for safety and health reasons.	Appendix I
KPI B6.2	Number of products and service-related complaints received and how they are dealt with.	Creating Community Value- User Communication and Care
KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	Corporate Governance - Responsible Governance
KPI B6.4	Description of the quality assurance process and product recall procedures.	Not applicable
KPI B6.5	Description of consumer data protection and privacy policies and how they are implemented and monitored.	Creating Community Value - Information Security & Privacy Protection

Subject Areas, Aspects, General Disclosures and KPIs		2024 Environmental, Social and Governance Report
Aspect B7	Anti-corruption	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Corporate Governance - Responsible Governance
KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Appendix I
KPI B7.2	Description of preventive measures and whistle-blowing procedures and how they are implemented and monitored.	Corporate Governance - Responsible Governance
KPI B7.3	Description of anti-corruption training provided to directors and staff.	Corporate Governance - Responsible Governance
Aspect B8	Community Investment	
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Building Social Value - Community Development and Social Responsibility
KPI B8.1	Focus areas of contribution (e.g., education, environmental concerns, labor needs, health, culture, sports).	Building Social Value - Community Development and Social Responsibility
KPI B8.2	Resources contributed (e.g., money or time) to the focus area.	Building Social Value - Community Development and Social Responsibility

Bilibili 2024 Environmental, Social and Governance Report

60
Table of Contents
Letter from Management
2024 Highlights
Honors & Awards
Creating Community Value
Enhancing Industry Value
Building Social Value
Corporate Governance
About the Report
Appendix

Appendix IV: Climate Change Risk & Opportunity Identification

Risk Type		Risk Description	Classification	Response Measures
Physical Risks	Contingencies	Extreme weather events such as typhoons, floods, droughts, extreme heat and cold waves may affect business continuity.	Short Term	• Closely monitor weather forecasts to ensure staff's safety and Company's adequate preparation.
	Chronic Risks	Temperature and precipitation changes and rise in sea levels may increase the operational costs of infrastructure.	Long Term	• Develop contingency plans to address any potential impact of unexpected weather events at data centers and operation sites.
Transition Risks	Policies and Laws	Stricter emission reporting obligations and compliance requirements may increase operational costs.	Short Term	• Build a sound energy and carbon emission data management mechanism for the regularization of data collection and disclosure.
	Technology	Front-end investment in environmental protection and energy-saving equipment, green data centers etc.	Short Term	• Actively seize opportunities in new energy, continuously increase the share of renewable energy to optimize data centers' energy use mix. • Support and explore the construction of green data centers.
	Market	User preferences for environmental protection may require the Company to promote its eco-friendly culture.	Medium Term	• Encourage content creators to make videos about low-carbon and environmental protection, and increase the exposure of these videos. • Actively promote dissemination of green and environmental protection topics in Bilibili games, videos and documentaries, etc.
		Developing a green supply chain may result in a decrease in the number of suppliers available or an increase in procurement costs.	Acute	• Analyze the evolving trends in raw material prices, closely communicate with suppliers, and integrate related resources to effectively manage the risk of rising procurement costs. • Strengthen PUE control at suppliers' data centers and encourage them to use clean energy and develop energy-saving technologies by setting up incentives and penalty mechanisms.
	Reputation	User preferences for eco-friendly products may require the Company to develop new products and low-carbon models.	Medium Term	• Conduct consumer preference surveys to understand demand for products' environmental attributes in a timely manner. • Strengthen the green requirements for existing product suppliers to avoid the use of materials with high energy consumption and high pollution. • Increase the number of environmental protection-related projects on the Bilibili Charity Platform.
		Stakeholders are increasingly concerned with global warming and its potential impacts, and thus may have higher expectations for the Company to proactively respond to these issues.	Medium Term	• Pay close attention to sustainability and climate change-related disclosure requirements; optimize external corporate social responsibility communication channels to ensure compliance. • Continued attention to and participation in highly recognized or applicable environmental protection-related activities worldwide to enhance competitiveness.

Opportunity Type	Opportunity Description	Classification	Response Measures
Energy Sources	Emerging technologies	Acute	• To cope with uncertainties such as unstable traditional energy market, Bilibili will increase the use of renewable energy (e.g., building green data centers) to ensure business continuity.
Product and Services	Strengthening market competitiveness by building a green and low-carbon image for the Company.	Long Term	• As global warming intensifies, younger generations are increasingly inclined to use eco-friendly products and services and have higher expectations for the Company's low-carbon corporate culture and image. Bilibili will strive to enhance user trust and market competitiveness by further promoting environmental protection initiatives.

61 Appendix V: Footnotes 1. Gen Z+ population in China: refers to individuals born between 1985 and 2009, also known as the Net Generation or Internet Generation. It describes a cohort who are profoundly influenced by technological products such as the internet, instant messaging, text messages, MP3s, smartphones, and tablet computers 2. mn refers to million; bn refers to billion; k refers to thousand 3. DAUs: Daily active users 4. This report covers information and data from January 1, 2024 to December 31, 2024, unless otherwise stated 5. As of December 31, 2024 6. Official members: only official members who pass the exam can use interactive functions like posting bullet chats and comments. The exam includes questions about community etiquette and self-selected topics 7. Calculated as annual gross revenue for operations covered by ISO information security certifications 8. CCIA: China Cybersecurity Industry Alliance 9. As of the end of February 2025; the number of followers of each content creator is also as of February 28, 2024 10. ACG: Anime, Comics and Games 11. LLM: Large Language Model 12. Bilibili’s comprehensive community management mechanism includes three parts: Regular Release & Review, Process Control, and Community Consensus & Entry Control. For more details, please refer to page 25 of the Bilibili 2021 Environmental, Social and Governance (ESG) Report, page 12 of the Bilibili 2022 ESG Report, and page 11 of Bilibili 2023 ESG Report 13. For Bilibili’s complete historical measures regarding minor protection, please refer to page 14 of the Bilibili 2023 ESG Report 14. For more detailed anti-addiction features and mechanism, please refer to page 36 of the Bilibili 2021 ESG Report 15. Bilibili’ s online advertising audit standards and admission process requirements include ad requirements and review processes, as well as an inspection-review processing mechanism. For more details, please refer to page 26 of the Bilibili 2021 ESG Report 16. The three-tiered information security management structure includes the Board of Directors, the Management Committee, and the Working Groups. For more details, please refer to page 28 of the Bilibili 2021 ESG Report 17. Dual protection mechanism for content creators’ personal information: includes Internal Data Protection and External Data Isolation. For more details, please refer to page 26 of the Bilibili 2020 ESG Report 18. SDLC: Software Security Development Life Cycle refers to the life cycle of software from planning and design to end-of-life. The cycle includes problem definition, feasibility analysis, general description, system design, coding, debugging and testing, acceptance and operation, and maintenance and upgrading phases 19. SIEM: Security Information and Event Management 20. Our customer service team strictly follows the Customer Service Standard Operating Procedures and corresponding guidelines. For more details, please see the Bilibili 2021 ESG Report 21. User complaints are not limited to complaints about products sold through Bilibili Merchandise and Premium Membership sales, but also include appeals from users regarding their submissions and reports of suspected violations of community content 22. PUGV: Professional Users Generated Videos, refers to user-generated videos that showcase creativity and a certain level of professional production and editing skills 23. Gen Z+ employee: refers to employees who were born after 1985 24. Average training hours is calculated by total hours of training received by employees/ total number of employees in such category 25. % of trained employees among genders/position levels is calculated by number of trained employees in such category/number of all trained employees 26. % of trained employees by gender/position level is calculated by number of trained employees in a given category/total number of employees in such category 27. OKR: Objectives and Key Results 28. Bilibili’s complete employee communication channels: include communication by channel and by tier. For more details, please refer to page 53 of the Bilibili 2021 ESG Report 29. Love Live program: an employee mutual support foundation that Bilibili established to financially support employees in distress due to major illnesses and accidents. The fund may be used to help donors and beyond, and employees may opt to participate or withdraw as they wish 30. B2P: Business-to-Partner 31. PUE: Power Usage Effectiveness, a measure of power usage efficiency 32. All of our suppliers: refers to 100% of our suppliers in Chinese mainland 33. Please refer to page 60 of this report, Appendix IV: Climate Change Risk and Opportunity Identification. It covers risk types, opportunity types, related descriptions, time dimensions, and corresponding response strategies 34. Comprehensive energy consumption: Calculated in accordance with the General Principles for Calculating Comprehensive Energy Consumption (GB/T 2589-2020) 35. Greenhouse Gas Emissions (Scope 2): Bilibili does not operate company-owned Bilibili 2024 Environmental, Social and Governance Report vehicles or canteens, and the data excludes direct energy consumption such as gasoline or diesel. The reported emissions consist solely of Scope 2 indirect emissions from purchased electricity for offices, calculated using: 1) China’s 2022 Electricity CO2 Emission Factors (MEEC/NBS, Dec 2024); 2) Japan FEPC’s grid averages; and 3) Taiwan Energy Bureau’s grid averages 36. The water used by Bilibili was mainly domestic water purchased from the property management company. Our water conservation strategies and initiatives remained unchanged during the reporting period compared to the previous year. For more details, please refer to page 59 of the Bilibili 2021 ESG Report 37. The packaging materials used are for Bilibili Merchandise business, so the packaging material density is calculated based on the GMV of Bilibili IP derivatives and others business 38. Greenhouse Gas Emissions (Scope 3): Covers three categories: employee commuting, business travel, and purchased goods & services (primarily data centers emissions). The year-over-year increase from 2023 to 2024 was primarily driven by higher IT load demands from data center operations, as well as the inclusion of new data in 2024 related to employee commuting and business travel 39. Three Reviews and Three Verifications system: “Three Reviews” consists of initial review, senior review, and supervisor review; “Three Verifications” consists of verifications at charity organization onboarding and charity project initiation, and periodic inspections with spontaneous checks 40. The charters of the committees under the Board of Directors and profiles of each Board member are available on the Company’s IR website, as well as on the websites of the stock exchanges where Bilibili is listed. For further details regarding the governance structure of the Board of Directors, specific responsibilities, and matters related to director appointments, please consult the 2024 Bilibili Annual Report 41. For more details on the company’s Risk Management, please refer to the 2024 Bilibili Annual Report 42. Bilibili does not own any administrative vehicles or any manufacturing business. The Company does not generate pollutants such as exhaust gas and wastewater except for domestic water, which is discharged to the municipal pipe network for treatment without any material impacts. Therefore, KPI A1.1 is not disclosed in this report. Our non-hazardous waste includes domestic garbage, which is disposed of by the property management company. Hazardous waste, which includes a small amount of used ink cartridges for printers, is recycled by our suppliers with no material impacts. Therefore, KPI A1.3 and KPI A1.6 are not disclosed in this report 43. To reflect employee’ s decisions based on recognition of the Company non-compete clauses and other concerns, the employee turnover rate covers employees who voluntarily resign and does not include those who leave during the probationary period

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